Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Among
IROBOT CORPORATION,
FARRAGUT ACQUISITION, LLC,
NEKTON RESEARCH, LLC
and
THE MEMBERS REPRESENTATIVE
Dated as of September 5, 2008

(i)

(ii)

(iii)

EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Articles of Organization of the Surviving Company
Exhibit C	Allocation Schedule
Exhibit D	Form of Escrow Agreement
Exhibit E	Operating Plan
Exhibit F	Form of Wyrick Robbins Yates & Ponton LLP Legal Opinion
Exhibit G	Form of Noncompetition and Confidentiality Agreement
Exhibit H	Form of Employment Offer Letters
Exhibit I	Form of Unitholder Indemnification Agreement

SCHEDULES

3.5	Milestones
4.2	Capitalization
4.3	Subsidiaries
4.4	No Conflict; Consents
4.5(a)	Financial Statements
4.5(c)	Internal Controls over Financial Reporting
4.5(e)	Projected Closing Balance Sheet
4.6	Absence of Certain Changes
4.7	Litigation
4.8	Taxes
4.9(a)	Employee Benefit Plans
4.9(e)	Section 280G Payments
4.9(i)	Section 409A
4.10(b)	Leased Real Property
4.10(c)	Personal Property
4.11	Labor and Employment Matters
4.12	Material Contracts
4.12(c)	Affiliate Contracts
4.13(a)	Intellectual Property
4.13(b)	Intellectual Property Rights
4.14	Environmental Matters
4.15	Brokers
4.17	Licenses and Permits
4.18	Records
4.19	Affiliated Transactions
4.21	Government Contracts
4.23	Insurance
4.24	Change of Control Payments
4.25	Significant Customers and Suppliers
4.26	Bank Accounts
4.27	Restrictions on Business Activities
6.1	Conduct of Business Prior to Closing

(iv)

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 5, 2008, is by and among iRobot Corporation, a Delaware corporation (“Parent”), Farragut Acquisition, LLC, a North Carolina limited liability company (“MergerCo”), Nekton Research, LLC, a North Carolina limited liability company (the “Company”), and R. Gordon Caudle, as Members Representative (the “Members Representative”). Certain terms used in this Agreement are defined in Section 1.1 hereof. An index of defined terms used in this Agreement is set forth in Section 1.2 hereof.
     WHEREAS, Parent, MergerCo and the Company wish to effect a business combination through a merger (the “Merger”) of MergerCo with and into the Company on the terms and conditions set forth in this Agreement and in accordance with the North Carolina Limited Liability Company Act, as amended (the “NCLLCA”);
     WHEREAS, the Board of Representatives of the Company (the “Company Board”) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of its members;
     WHEREAS, the Boards of Directors of Parent and MergerCo have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interest of their respective stockholders and members;
     WHEREAS, the Members Representative, Parent and the Escrow Agent shall enter into an Escrow Agreement to be effective at, and subject to the occurrence of, the Effective Time; and
     WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.
     NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I — DEFINED TERMS
     Section 1.1. Certain Terms Defined. For the purposes of this Agreement:
     “Administrator” means the Secretary of State of the State of North Carolina.
     An “Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (and its derivatives) means the possession, directly or indirectly, of the power to direct or cause the direction of the management

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and policies of a Person, whether through ownership of capital stock or other equity interests, by contract or agreement or otherwise.
     “Aggregate Cash Consideration At Closing” means the Base Cash Consideration less the Escrow Amount.
     “Articles of Organization” means the Company’s articles of organization filed with the Administrator on December 8, 2000, as may be amended as of the date hereof.
     “Balance Sheet Date” means June 30, 2008.
     “Base Cash Consideration” means $10,000,000 in cash, subject to the adjustments contemplated by Section 3.3, less Indebtedness of the Company, if any, assumed or paid by Parent, Merger Co or the Surviving Company pursuant to Section 3.2.
     “Business” means the business of the Company as currently conducted and proposed to be conducted.
     “Business Day” means any day other than a day on which the Securities and Exchange Commission is closed.
     “Class A Unit” means an equity interest in the Company that (a) represents a fractional part of the total Company Membership Units and (b) has the respective rights, benefits and obligations specified in the Operating Agreement with respect to Class A Units.
     “Class B Unit” means an equity interest in the Company that (a) represents a fractional part of the total Company Membership Units and (b) has the respective rights, benefits and obligations specified in the Operating Agreement with respect to Class B Units.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Company Copyrights” means registered and material unregistered Copyrights owned by the Company or used or held for use by the Company in the Business.
     “Company Intellectual Property” means and includes, without limitation, the Products, Company Patents, Company Marks, Company Copyrights and Company Trade Secrets.
     “Company Intellectual Property Assets” means all Intellectual Property Assets owned by the Company or used or held for use by the Company in the Business and all Products.
     “Company Marks” means registered and material unregistered Marks owned by the Company or used or held for use by the Company in the Business.
     “Company Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company, taken as a whole, provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Company Material Adverse Effect, but only to the

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extent that such changes, events, circumstances, developments or effects do not adversely affect the Company in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which it operates: (a) changes that are the result of factors generally affecting the industries or markets in which the Company operates; (b) changes resulting from the announcement of the transactions contemplated hereby; (c) changes in laws, rules, regulations or GAAP or the interpretation thereof; and (d) changes that are the result of (i) economic factors affecting the national, regional or world economy, including changes in general financial or capital market conditions, such as interest rates or currency exchange rates, (ii) acts of God, (iii) hostilities or acts of war, (iv) sabotage or (v) terrorism.
     “Company Membership Unit” shall mean any of the Class A Units and Class B Units.
     “Company Patents” means Patents owned by the Company or used or held for use by the Company in the Business.
     “Company Trade Secrets” means Trade Secrets owned by the Company or used or held for use by the Company in the Business.
     “Company Transaction Expenses” means all fees, costs or expenses paid or payable by the Company (whether on behalf of itself or on behalf of any of the Equityholders or the Members Representative) in connection with the transactions contemplated hereby, including with respect to financial, accounting, tax and legal advisors to such Persons.
     “Contract” means any contract, commitment, agreement, instrument, arrangement, understanding, obligation, undertaking, permit, concession, franchise, license, whether oral or written (including all amendments thereto).
     “Copyrights” means copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above.
     “Credit Agreements” shall mean that certain Promissory Note, dated as of December 17, 2004, issued by the Company to Wachovia Bank, National Association and that certain Business BankLine Note and Agreement, dated as of May 22, 2001, by and between the Company and Wachovia Bank, N.A.
     “Current Assets" means, as of the date of determination, the amount of cash and cash equivalents, accounts receivables, prepaid renewal fees and all other current assets of the Company (but excluding any restricted cash), in each case as determined in accordance with GAAP as consistently applied and on a basis consistent with the Base Balance Sheet.
     “Current Liabilities" means, as of date of determination, the amount of accounts payable, accrued expenses, accrued interest, accrued but unpaid Taxes and all other current liabilities of the Company, in each case as determined in accordance with GAAP as consistently applied and on a basis consistent with the Base Balance Sheet. Current Liabilities shall be deemed to include all fees, costs and expenses incurred or payable by the Company (whether on behalf of itself or

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on behalf of any of the Equityholders or the Members Representative) in connection with the negotiation, preparation and execution of this Agreement and the performance or consummation of the Merger that have not been paid on or prior to the Closing Date, including, without limitation, with respect to financial, accounting, tax and legal advisors to such Persons.
     “Environment” shall mean soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.
     “Environmental Laws” shall mean all laws relating to protection of the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar federal, state and local laws as in effect on the Closing Date.
     “Equity Plan” means the Nekton Research Equity Plan.
     “Equityholders” means the Members and the holders of Phantom Equity Units.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     An “ERISA Affiliate” of the Company shall mean any entity that is considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(c).
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “First Measurement Period” means the period starting on the Closing Date and continuing through and including January 2, 2010.
     “GAAP” shall mean generally accepted accounting principles as applied in the United States on a consistent basis.
     “Government Contract” means any contract or agreement to which the Company is a party or by which it is bound the ultimate contracting party of which is a Governmental Authority (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract or agreement).
     “Hazardous Material” shall mean any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.
     “Indebtedness” means, with respect to the Company, (a) all indebtedness of the Company, whether or not contingent, for borrowed money, (b) all obligations of the Company for the deferred purchase price of property or services, (c) all obligations of the Company evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company, (e) all obligations of the Company as lessee under leases that have

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been or should be recorded as capital leases in accordance with GAAP, (f) all obligations, contingent or otherwise, of the Company under acceptance, letter of credit or similar facilities, (g) all obligations of the Company to purchase, redeem, retire, defease or otherwise acquire for value any equity interest or equity securities of the Company or any warrants, rights or options to acquire such equity interest or equity securities, (h) all Indebtedness of other Persons of any type referred to in clauses (a) through and including (g) above guaranteed directly or indirectly in any manner by the Company, and (i) all Indebtedness of any type referred to in clauses (a) through and including (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by the Company, even though the Company has not assumed or become liable for the payment of such Indebtedness.
     “Intellectual Property” shall mean (a) patents, registered and unregistered trademarks and service marks, brand names, trade names, domain names, copyrights, designs and trade secrets and (b) applications for and registrations of such patents, trademarks, service marks, trade names, domain names, copyrights and designs.
     “Intellectual Property Assets” mean any and all of the following, as they exist throughout the world: (a) Patents, (b) Marks, (c) Copyrights, (d) Trade Secrets, (e) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing, and (f) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.
     “IRS” shall mean the United States Internal Revenue Service.
     “knowledge,” “to the Company’s knowledge” and words and phrases of similar import shall mean those facts and circumstances actually known by either Jeffrey J. E. Bourn and Frederick Vosburgh.
     “Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).
     “Licenses In” means licenses, sublicenses or other agreements under which the Company is granted rights by others in Intellectual Property Assets.
     “Licenses Out” means licenses, sublicenses or other agreements under which the Company has granted rights to others in Intellectual Property Assets.
     “Lien” means, with respect to any asset, any mortgage, lien, license, pledge, charge, security interest, restriction or encumbrance of any kind in respect of such asset.
     “Losses” of a Person shall mean, without duplication, any and all losses, liabilities, diminution in value, damages, claims, awards, judgments, costs and expenses, interest and penalties (including, without limitation, reasonable attorneys’ fees) asserted against, imposed upon or sustained or incurred by such Person (including, without limitation, any claim, action, suit, arbitration, inquiry, proceeding or investigation initiated by such Person).

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     “Marks” means rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing.
     “Measurement Period” means the First Measurement Period and the Second Measurement Period.
     “Measurement Period Revenues” means, with respect to the First Measurement Period and the Second Measurement Period, the dollar amount of the revenues recognized by the Surviving Company (in accordance with GAAP applied on a consistent basis) during such period, which, for the avoidance of doubt, shall include revenues recognized by the Surviving Corporation (in accordance with GAAP applied on a consistent basis) in respect of the Seaglider product.
     “Milestones” means the First Milestone and the Second Milestone.
     “Merger Consideration” means the sum of (a) the Base Cash Consideration, (b) the Financial Additional Consideration and (c) the Business Additional Consideration.
     “Operating Agreement” means the Company’s Amended and Restated Operating Agreement dated August 6, 2004, as may be amended as of the date hereof.
     “Parent Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, financial condition or results of operations of Parent and MergerCo, taken as a whole, or the ability of Parent or MergerCo to consummate the transactions contemplated by this Agreement.
     “Patents” means patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented).
     “Person” shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended).
     “Phantom Equity Unit” means an equity interest that has been granted under the Equity Plan and which is convertible into Class B Units (whether or not vested) at the Effective Time.
     “Products” means products, computer programs and/or services and related documentation currently or previously researched, designed, developed, manufactured, performed, licensed, sold, distributed and/or otherwise made available by the Company.
     “Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.
     “Second Measurement Period” means the period starting on January 3, 2010 and continuing through and including January 1, 2011.

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     “Securities Act” means the Securities Act of 1933, as amended.
     “Superior Proposal” shall mean any unsolicited, bona fide written proposal regarding an Acquisition Transaction (a) which, if any cash consideration is involved, is not subject to any material financing contingencies (or if financing is required, such financing is then fully committed to the third party making such Acquisition Transaction without any material conditions thereto) and (b) with respect to which the Company Board shall have reasonably determined in good faith (after consultation with the Company’s outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Transaction) that (i) the acquiring party is capable of consummating the proposed Acquisition Transaction on the terms proposed within a reasonable time period and (ii) that the proposed Acquisition Transaction would, if consummated in accordance with its terms within a reasonable time period, be more favorable to the Members, from a financial point of view, than the transactions contemplated by this Agreement.
     “Tax” and “Taxes” means all federal, state, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit taxes, customs duties and other taxes, governmental fees and other like assessments and charges of any kind whatsoever (including Tax liabilities incurred or borne as a transferee or successor, or by contract or otherwise), together with all interest, penalties, additions to tax and additional amounts with respect thereto.
     “Tax Returns” means all returns, declarations, reports, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.
     “Tax Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.
     “Trade Secrets” means rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, testing procedures and testing results.
     “Treasury Regulations” means the Treasury Regulations (including temporary regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.
     “Unitholder” shall mean each of, and “Unitholders” shall mean collectively, R. Gordon Caudle, Jeffrey J. E. Bourn, Frederick Vosburgh, Charles Pell, Ian P. Wainwright and Stephen A. Wainwright.
     “WARN” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

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     Section 1.2. Definitions. The following terms have the meanings set forth in the Sections set forth opposite such term below:

Term	Section Reference
Accountants	3.3(b)(ii)
Acquisition Transaction	7.5(b)
Agreement	Preamble
Allocation Schedule	2.6(a)
Base Balance Sheet	4.5(a)(ii)
Base Cash Consideration	1.1
Benefit Plans	4.9(a)
Business Additional Consideration	3.5(a)
Certificate of Merger	2.2
Chosen Courts	11.9
Closing	2.4
Closing Balance Sheet	3.3(b)(i)
Closing Date	2.4
Closing Net Working Capital	3.3(b)(iii)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	7.1(b)
Company Board Recommendation Change	7.1(c)
Company Licenses	4.17
Dispute Notice	3.3(b)(ii)
Effective Time	2.2
Encumbrances	3.2
Escrow Agent	3.1(a)(ii)
Escrow Agreement	3.1(a)(ii)
Escrow Amount	3.1(a)(ii)
Estimated Closing Balance Sheet	3.3(a)(i)
Estimated Net Working Capital	3.3(a)(i)
Estimated Net Working Capital Adjustment Amount	3.3(a)(iii)
Final Closing Balance Sheet	3.3(b)(ii)
Final Net Working Capital Adjustment Amount	3.3(b)(iii)
Financial Additional Consideration	3.4(c)
Financial Statements	4.5(a)
First Milestone	Schedule 3.5
Governmental Authority	4.4(b)
Indemnification Cut-Off Date	9.1
Indemnity Claim	9.5(a)
Leased Real Property	4.10(b)
Leases	4.10(b)
Major Customers	4.12(b)
Material Contracts	4.12(a)
Member(s)	2.6
Members Representative	Preamble

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Term	Section Reference
Merger	Recitals
MergerCo	Preamble
NCLLCA	Recitals
Negative Estimated Net Working Capital Adjustment Amount	3.3(a)(ii)
Net Working Capital	3.3(a)(iv)
NWC Claim	9.5(a)
Operating Plan	3.4(d)
Parent	Preamble
Parent/MergerCo Indemnified Party	9.2(a)
Paying Agent	3.1(a)(i)
Payment Fund	3.1(a)(i)
Positive Estimated Net Working Capital Adjustment Amount	3.3(a)(iii)
Pre-Closing Period	6.1
Projected Closing Balance Sheet	4.5(e)
Requisite Member Approval	4.20
Schedules	Article IV
Second Milestone	Schedule 3.5
Specified Representations	9.1
Surviving Company	2.1
Third Party IP Assets	4.13(b)
Threshold	9.2(b)(i)
ARTICLE II — THE MERGER; EFFECT OF THE MERGER ON THE COMPANY MEMBERSHIP UNITS
     Section 2.1. The Merger. Subject to the terms and conditions of this Agreement and in accordance with the NCLLCA, at the Effective Time, the Company and MergerCo shall consummate the Merger pursuant to which (a) MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall thereupon cease, (b) the Company shall be the surviving company in the Merger (the “Surviving Company”) and shall continue to be governed by the laws of the State of North Carolina and (c) the separate entity existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the NCLLCA.
     Section 2.2. Effective Time. On the Closing Date, MergerCo and the Company shall duly execute the certificate of merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) and file such Certificate of Merger with the Administrator in accordance with the NCLLCA. The Merger shall become effective at such time as the Certificate of Merger, accompanied by payment of the filing fee (as provided in the NCLLCA), has been examined by, and received the endorsed approval of, the Administrator, or at such subsequent time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).
     Section 2.3. Articles of Organization and Operating Agreement. The articles of organization of MergerCo, as in effect immediately prior to the Effective Time, shall be amended

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as set forth on Exhibit B hereto and, as amended, shall be the articles of organization of the Surviving Company until thereafter amended as provided by law and by the terms of such articles of organization. The operating agreement of MergerCo, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Company until thereafter amended as provided by law, by the terms of the articles of organization of the Surviving Company and by the terms of such operating agreement. Notwithstanding the foregoing, the name of the Surviving Company shall be “Nekton Research, LLC” and the articles of organization and operating agreement of the Surviving Company shall so provide.
     Section 2.4. Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third Business Day) after all of the conditions set forth in Article VIII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same (other than those that by their terms are to be satisfied or waiver at the Closing), and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, or at such other place as agreed to by the parties hereto.
     Section 2.5. Board Representatives and Officers. The members of the board of representatives of MergerCo and the officers of MergerCo immediately prior to the Effective Time shall be the initial members of the board of representatives of the Surviving Company and the officers of the Surviving Company, each to hold office in accordance with the articles of organization and operating agreement of the Surviving Company.
     Section 2.6. Effect on Company Membership Units. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Company Membership Units (each a “Member,” and collectively, the “Members”) or any holders of membership units of MergerCo:
          (a) Each Company Membership Unit (including, without limitation, Company Membership Units into which Phantom Equity Units are converted in accordance with Section 2.7 and the terms thereof) shall be converted automatically into and become the right to receive a portion of the Merger Consideration pursuant to and in accordance with the allocation of the Merger Consideration among the Members set forth on the Allocation Schedule attached hereto as Exhibit C (the “Allocation Schedule”) (which Allocation Schedule shall be amended from time to time to reflect the addition of any new Members to the Company and which final Allocation Schedule shall be delivered to Parent at least two Business Days prior to Closing). As of the Effective Time, all such Company Membership Units shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.
          (b) All membership interests of MergerCo issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, shall be converted into 100% of the membership interests of the Surviving Company following the Merger.

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          (c) Each Company Membership Unit that is owned by the Company, by Parent or by MergerCo shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.
     Section 2.7. Treatment of Phantom Equity Units and Equity Plan. Immediately prior to the Effective Time, the Company shall take all necessary steps to terminate the Equity Plan. Pursuant to the terms of the Equity Plan, all Phantom Equity Units outstanding thereunder shall be converted to Class B Units and shall share in the Merger Consideration as Company Membership Units, as provided in Section 2.6.
     Section 2.8. Company Actions. The Company represents and warrants to Parent and MergerCo that, at a meeting duly called and held prior to the date hereof, the Company Board has, upon the terms and subject to the conditions set forth herein: (a) unanimously determined that this Agreement is advisable, (b) unanimously determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and the Equityholders, (c) unanimously approved this Agreement and the transactions contemplated hereby and (d) unanimously resolved to recommend that the Members approve, authorize and adopt this Agreement and the transactions contemplated hereby in accordance with the provisions of applicable law, the Articles of Organization and the Operating Agreement.
ARTICLE III — PAYMENT FOR COMPANY MEMBERSHIP UNITS
     Section 3.1. Payment for Company Membership Units.
          (a) Parent shall make the following payments:
     (i) As soon as practicable following the date of this Agreement and in any event not less than five Business Days before the Closing Date, Parent shall appoint a national bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) in the Merger. At the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the Equityholders immediately prior to the Effective Time, for payment through the Paying Agent in accordance with this Section 3.1, cash in an amount (the “Payment Fund”) equal to the Aggregate Cash Consideration At Closing plus all interest and dividends thereon received by Paying Agent. The Payment Fund shall be invested as directed by the Members Representative in a tax-free interest bearing or dividend paying account. The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in Sections 2.6 and 2.7 out of the Payment Fund. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement. The Company shall prepare a schedule of the allocation of the Aggregate Cash Consideration At Closing payable to the Equityholders, as set forth on the Allocation Schedule. The parties hereto acknowledge and agree that the Company will amend the Allocation Schedule as of the Effective Time to (A) reflect

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any actual adjustments and allocation of the Merger Consideration required by Section 3.3(a)(ii) and (B) instruct the Paying Agent as to the portion of the Payment Fund payable as of the Effective Time to each of the Equityholders.
     (ii) At the Effective Time, Parent shall cause to be delivered to Paragon Commercial Bank (the “Escrow Agent”) an amount of cash equal to $1,200,000. The Escrow Amount shall be invested as directed by the Members Representative in a tax-free interest bearing or dividend paying account (the “Escrow Amount”). The Escrow Amount shall be governed by the terms of an escrow agreement to be entered into by and among Parent, the Members Representative and the Escrow Agent, such escrow agreement to be substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”). For federal income tax purposes, any payment made by the Escrow Agent to the Equityholders shall be treated as deferred Merger Consideration and shall be subject to imputation of interest under Section 483 or Section 1274 of the Code. Any interest or other income earned on the Escrow Amount will be included in the gross income of Parent in accordance with Proposed Treasury Regulations under Section 468B(g) of the Code.
     (iii) Each Equityholder’s percentage interest in the Escrow Amount in the event any such amount (including any interest or other income earned thereon) may be ultimately released and distributed to the Equityholders is set forth on the Allocation Schedule. The parties hereto acknowledge and agree that the Company will amend the Allocation Schedule as of the Effective Time to reflect any actual adjustments and allocation of the Merger Consideration required in accordance with this Agreement.
          (b) To the extent permitted by applicable law, none of Parent, MergerCo, the Company, the Surviving Company, or the Paying Agent shall be liable to any Person in respect of any portion of the Aggregate Cash Consideration At Closing from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
          (c) Each of the Paying Agent, the Surviving Company and Parent shall be entitled to deduct and withhold from the portion of the Aggregate Cash Consideration At Closing attributable to any unit of Company Membership Units (including, without limitation, Company Membership Units into which Phantom Equity Units are converted in accordance with Section 2.7 and the terms thereof), or amounts otherwise payable pursuant to this Agreement to any holder thereof, such amounts as are required to be withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of United States federal, state or local tax laws. To the extent that amounts are so withheld, such withheld amounts shall be (i) remitted by the Paying Agent, the Surviving Company and Parent, as the case may be, to the applicable Governmental Authority and (ii) treated for all purposes of this

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Agreement as having been paid to the holder thereof in respect of which such deduction and withholding was made.
          (d) The right to receive a portion of the Merger Consideration in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Membership Units (including, without limitation, Company Membership Units into which Phantom Equity Units are converted in accordance with Section 2.7 and the terms thereof), as applicable.
          (e) Promptly following the date that is 36 months after the Effective Time, Parent shall cause the Paying Agent to deliver to the Surviving Company all cash and other documents in its possession relating to the Merger, and the Paying Agent’s duties shall terminate. Any former Equityholders who have not complied with this Section 3.1 prior to the end of such 36 month period shall thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar laws) for payment of their claim for right to receive the Merger Consideration.
     Section 3.2. Payments at Closing for Indebtedness of the Company. As of the Closing Date, Parent and MergerCo shall provide sufficient funds to the Surviving Company to enable the Surviving Company to repay or assume any outstanding Indebtedness of the Company. Parent and MergerCo will cooperate in arranging for such repayment and shall take such reasonable actions as may be necessary to facilitate such repayment and to facilitate the release, in connection with such repayment, of any mortgage, pledge, lien, conditional sale agreement, security title, encumbrance or other charge (collectively, “Encumbrances”) securing such Indebtedness of the Company.
     Section 3.3. Working Capital Adjustment.
          (a) Preparation of Estimated Closing Balance Sheet; Estimated Net Working Capital.
     (i) The Company shall prepare in good faith and, at least five Business Days prior to the Closing Date, deliver to Parent (A) an estimated balance sheet of the Company, which shall be reasonably acceptable to Parent, as of the close of business on the day immediately prior to the Closing Date, reflecting thereon the Company’s best estimate of all balance sheet items of the Company (the “Estimated Closing Balance Sheet”) and (B) the Net Working Capital of the Company as of the close of business on the day immediately prior to the Closing Date based on the Estimated Closing Balance Sheet (“Estimated Net Working Capital”). The Estimated Closing Balance Sheet shall be prepared in accordance with GAAP, consistently applied (except no footnotes shall be required), and using the same GAAP accounting principles, practices, methodologies and policies, that were used to prepare the Base Balance Sheet.

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     (ii) The cash consideration to be paid by Parent at Closing shall be adjusted, dollar for dollar, down to the extent that the Estimated Net Working Capital is less than the Net Working Capital target of $180,000. The difference between the Estimated Net Working Capital and such Net Working Capital target, to the extent such difference is a negative number, is referred to as the “Negative Estimated Net Working Capital Adjustment Amount.”
     (iii) The cash consideration to be paid by Parent at Closing shall be adjusted, dollar for dollar, up to the extent that the Estimated Net Working Capital is greater than the Net Working Capital target of $180,000. The difference between the Estimated Net Working Capital and such Net Working Capital target, to the extent such difference is a positive number, is referred to as the “Positive Estimated Net Working Capital Adjustment Amount and together with the Negative Estimated Net Working Capital Adjustment Amount, the “Estimated Net Working Capital Adjustment Amount.”
     (iv) As used in this Section 3.3, the term “Net Working Capital” means, as of the date of determination, an amount equal to the difference at such time of (A) the sum of all Current Assets minus (B) the sum of all Current Liabilities.
          (b) Preparation of Final Closing Balance Sheet.
     (i) As promptly as practicable, but no later than 45 days after the Closing Date, Parent shall prepare and deliver to the Members Representative (A) a balance sheet of the Company as of the close of business on the day immediately prior to the Closing Date, reflecting thereon Parent’s best estimate of the same balance sheet items of the Company as included on the Estimated Closing Balance Sheet but adjusted to take into account the final balances as of the close of business on the day immediately prior to the Closing Date (the “Closing Balance Sheet”) and (B) the Net Working Capital of the Company based on the Closing Balance Sheet. The Closing Balance Sheet shall be prepared in accordance with GAAP and using the same GAAP accounting principles, practices, methodologies and policies that were used to prepare the Estimated Closing Balance Sheet.
     (ii) Unless the Members Representative delivers the Dispute Notice within 30 days after receipt of the Closing Balance Sheet, such Closing Balance Sheet shall be deemed the “Final Closing Balance Sheet,” shall be binding upon the Equityholders and Parent and shall not be subject to dispute or review. If the Members Representative disagrees with the Closing Balance Sheet, the Members Representative may, within 30 days after receipt thereof, notify Parent in writing (the “Dispute Notice”), which Dispute Notice shall provide reasonable detail of the

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nature of each disputed item on the Closing Balance Sheet, including all supporting documentation thereto, and the Members Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet delivered pursuant to this Section 3.3(b). Parent and the Members Representative shall first use commercially reasonable efforts to resolve such dispute between themselves and, if Parent and the Members Representative are able to resolve such dispute, the Closing Balance Sheet shall be revised to the extent necessary to reflect such resolution, shall be deemed the “Final Closing Balance Sheet” and shall be conclusive and binding upon the Equityholders and Parent and shall not be subject to dispute or review. If Parent and the Members Representative are unable to resolve the dispute within 15 days after receipt by Parent of the Dispute Notice, Parent and the Members Representative shall submit the dispute to a mutually acceptable independent accounting firm (the “Accountants”). The Accountants shall act as experts and not arbiters and shall determine only those items in dispute on the Closing Balance Sheet. Promptly, but no later than 30 days after engagement, the Accountants shall deliver a written report to Parent and the Members Representative as to the resolution of the disputed items, the resulting Closing Balance Sheet and the resulting calculation of Net Working Capital as of the Closing Date. The Closing Balance Sheet as determined by the Accountants shall be deemed the “Final Closing Balance Sheet,” shall be conclusive and binding upon the Equityholders and Parent and shall not be subject to dispute or review. The fees and expenses of the Accountants in connection with the resolution of disputes pursuant to this Section 3.3(b) shall be paid by (A) the Equityholders (from the Escrow Amount), if Parent’s calculation of the portion of the Closing Net Working Capital in dispute is closer to the Accountants’ determination than the Members Representative’s calculation thereof, (B) by Parent, if the reverse is true or (C) except as provided in clauses (A) or (B) above, equally by the Equityholders (from the Escrow Amount) and Parent. Parent and the Members Representative agree that they will, and agree to cause their respective representatives and independent accountants to cooperate and assist in the preparation of the Closing Balance Sheet and in the conduct of the audits and reviews referred to in this Section 3.3(b), including, without limitation, the making available to the extent necessary of books, records, work papers and personnel.
     (iii) The Merger Consideration shall be adjusted, dollar for dollar, up or down, as appropriate, to the extent that the Net Working Capital set forth on the Final Closing Balance Sheet (the “Closing Net Working Capital”) is greater than or less than the Estimated Net Working Capital, as applicable. Within three Business Days following determination of the Closing Net Working Capital in accordance with Section 3.3(b)(ii), (A) if the Closing Net Working Capital is less than the Estimated Net Working Capital, Parent and the Members Representative shall jointly direct the Escrow Agent to pay to Parent from the Escrow

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Amount an amount equal to the difference between such amounts and to deliver the balance amount, if any, to Parent and (B) if the Closing Net Working Capital is greater than the Estimated Net Working Capital, Parent shall deliver or cause to be delivered to the Paying Agent the lesser of (1) the amount equal to the Closing Net Working Capital minus the Estimated Net Working Capital and (2) the amount equal to $180,000 minus the Estimated Net Working Capital, and Parent shall cause the Paying Agent to distribute such amount to the Equityholders in accordance with the Allocation Schedule. The difference between the Closing Net Working Capital and the Estimated Net Working Capital, whether a positive or a negative number, is referred to as the “Final Net Working Capital Adjustment Amount.”
          Section 3.4. Financial Additional Consideration.
          (a) Preparation of Financial Additional Consideration Calculation. As promptly as practicable, and in any event within 75 days following the end of each Measurement Period, Parent shall prepare and deliver to the Members Representative a calculation of Measurement Period Revenues for such Measurement Period.
          (b) Disagreements.
     (i) The Members Representative may dispute any element of the calculation of the Measurement Period Revenues by notifying Parent of such disagreement in writing and setting forth in reasonable detail the particulars of such disagreement, within 20 days after its receipt of the calculation of such Measurement Period Revenues. In the event that the Members Representative does not provide such a notice of disagreement within such 20-day period, the Members Representative shall be deemed to have accepted the calculation of the Measurement Period Revenues delivered by Parent, which shall be final, binding and conclusive for all purposes hereunder.
     (ii) In the event any such notice of disagreement is provided on a timely basis, Parent and the Members Representative shall attempt, for a period of 15 days (or such longer period as they may mutually agree), to resolve any disagreements with respect to the calculation of the Measurement Period Revenues. If, at the end of such period, Parent and the Members Representative are unable to resolve such disagreements, then the Accountants shall resolve any remaining disagreements.
     (iii) The Accountants shall determine as promptly as practicable, but in any event within 30 days of the date on which such dispute is referred to the Accountants, whether such Measurement Period Revenues were properly calculated, and shall deliver to Parent and the Members Representative a written report setting forth its findings, which shall be final, conclusive and binding on Parent and the Equityholders.

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The fees and expenses of the Accountants in connection with its services under this Section 3.4(b) shall be paid (A) by Parent if the Accountants’ calculation of the Measurement Period Revenues is closer to the Members Representative’s calculation of the Measurement Period Revenues than as calculated by Parent, (B) by the Equityholders (from the Escrow Account) if the reverse is true or (C) otherwise equally by Parent and the Members Representative (from the Escrow Account).
     (iv) Each party shall, and shall cause its representatives to, cooperate with the other and provide timely access to information for purposes of resolving any dispute pursuant to this Section 3.4(b), including without limitation, making available to the other parties such books, records, work papers, reports of Parent’s outside independent certified public accountants, and personnel, to the extent necessary. Parent covenants and agrees that during the Measurement Periods that the books and records of the Surviving Company shall be maintained in a manner that will allow Parent’s accounting firm to reasonably determine the Financial Additional Consideration pursuant to this Agreement.
          (c) Payment. For each Measurement Period pursuant to this Section 3.4, Parent shall cause the Paying Agent to pay, no later than the latest of (i) 90 days after the end of such Measurement Period and (ii) 15 days after the final close of the fiscal year end audit for such Measurement Period in immediately available funds, an amount equal to:
     (i) in the case of the First Measurement Period, an amount equal to the product of (A) the amount by which the Measurement Period Revenues for the First Measurement Period exceeds $10,000,000, multiplied by (B) the numeral 0.5; provided, however, that, notwithstanding anything to the contrary set forth in this Agreement, in no event shall the amount payable under this Section 3.4(c)(i) exceed $1,000,000 in the aggregate; and
     (ii) in the case of the Second Measurement Period, an amount equal to the product of (A) the amount by which the Measurement Period Revenues for the Second Measurement Period exceeds $10,000,000, multiplied by (B) the numeral 0.25; provided, however, that, notwithstanding anything to the contrary set forth in this Agreement, in no event shall the amount payable under this Section 3.4(c)(ii) exceed $1,000,000 in the aggregate.
Parent shall cause the Paying Agent to distribute such amount to the Equityholders in accordance with the Allocation Schedule. Notwithstanding anything to the contrary in this Agreement, in no event shall the amount payable to the Equityholders pursuant to this Section 3.4 exceed $2,000,000 in the aggregate. The aggregate amount to which the Equityholders are entitled pursuant to this Section 3.4(c) is referred to herein as the “Financial Additional Consideration.”

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          (d) Compliance with Operating Plan. Attached hereto as Exhibit E is the operating plan agreed by Parent and the Company (the “Operating Plan”), which sets forth the financial, personnel and other resources to be made available by Parent to the Surviving Company with respect to the achievement of the Measurement Period Revenues and the Milestones. In the case of any material and continuing failure by Parent to comply with the Operating Plan during and in respect of the First Measurement Period (of which such material and continuing failure Parent has received written notice specifying in reasonable detail the nature thereof), the Measurement Period Revenues for the First Measurement Period shall automatically be deemed to be $12,000,000, except as set forth in the Operating Plan. In the case of any material and continuing failure by Parent to comply with the Operating Plan during and in respect of the Second Measurement Period (of which such material and continuing failure Parent has received written notice specifying in reasonable detail the nature thereof), the Measurement Period Revenues for the Second Measurement Period shall automatically be deemed to be $14,000,000, except as set forth in the Operating Plan.
          Section 3.5. Business Additional Consideration.
          (a) If the Surviving Company achieves the First Milestone, as set forth in Schedule 3.5, prior to the one-year anniversary of the Closing Date, Parent shall deliver or cause to be delivered to the Paying Agent, in immediately available funds, $2,500,000, which amount shall be delivered within 90 days after the determination (in accordance with this Section 3.5(a)) that the First Milestone has been achieved, and Parent shall cause the Paying Agent to distribute such amount to the Equityholders in accordance with the Allocation Schedule. If the Surviving Company achieves the Second Milestone, as set forth in Schedule 3.5, prior to December 31, 2009, Parent shall deliver to the Paying Agent, in immediately available funds $500,000, which amount shall be delivered within 90 days after the determination (in accordance with this Section 3.5(a)) that the Second Milestone has been achieved, and Parent shall cause the Paying Agent to distribute such amount to the Equityholders in accordance with the Allocation Schedule. Any achievement of either Milestone shall be, and only shall be, determined by mutual agreement of Parent and the Members Representative, such agreement not to be withheld unreasonably. Notwithstanding anything to the contrary in this Agreement, in no event shall the amount payable pursuant to this Section 3.5 exceed $3,000,000 in the aggregate. The aggregate amount to which the Members are entitled pursuant to this Section 3.5 is referred to herein as the “Business Additional Consideration.”
          (b) Compliance with Operating Plan. In the case of any material and continuing failure by Parent (of which such material and continuing failure Parent has received written notice specifying in reasonable detail the nature thereof) to comply with the Operating Plan, with respect to the Milestones, the Milestones shall automatically be deemed to have been achieved prior to their applicable deadlines.

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ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Parent and MergerCo, that, except as set forth in the various Sections of the schedules to this Agreement (the “Schedules”) that correspond with the Sections of this Article IV, the statements contained in this Article IV are true and correct as of the date of this Agreement.
     Section 4.1. Existence; Good Standing; Authority.
          (a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of North Carolina. The Company has all requisite power and authority to own, operate and/or lease its properties and carry on its business in all material respects as currently conducted. As of the date of this Agreement, the Company is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such licensure or qualification necessary except where a failure to qualify would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The copies of the Operating Agreement and the Articles of Organization, each as in effect as of the date hereof and made available to Parent’s and MergerCo’s counsel, are complete and correct, and no amendments thereto are pending.
          (b) The Company has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by each of Parent and MergerCo, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).
     Section 4.2. Capitalization. As of the date of this Agreement, the issued and outstanding Company Membership Units consists of (a) 15,625,000 Class A Units and (b) 23,861,780 Class B Units. All of the issued and outstanding Company Membership Units have been duly authorized and validly issued, and are fully paid and nonassessable. Schedule 4.2 sets forth each holder of outstanding Company Membership Units and each holder of Phantom Equity Units. As of the date of this Agreement, except as set forth on Schedule 4.2, there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which the Company is a party relating to the issuance, or outstanding securities convertible into or exercisable or exchangeable for, any Company Membership Units of any class or other equity interests of the Company. Except as set forth on Schedule 4.2, there are no agreements to which the Company is a party with respect to the voting of and Company Membership Units or which restrict the transfer of any such Company Membership Units. Except as set forth on Schedule 4.2,

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there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Membership Units, other equity interests or any other securities of the Company. The Allocation Schedule sets forth, and will set forth as of the Effective Time, the true and accurate allocation of the Merger Consideration among the Equityholders in accordance with the Articles of Organization, the Operating Agreement and any applicable Law. The distribution of the membership interests of Nekton Ventures, LLC, a North Carolina limited liability company, by the Company to the Equityholders on or around May 12, 2004 was done in accordance with the terms and provisions of the Operating Agreement.
     Section 4.3. Subsidiaries. The Company does not own, of record or beneficially, directly or indirectly, (a) with respect to any corporation, more than 50% of the total voting power of all classes of capital stock entitled to vote in the election of directors thereof and (b) with respect to any Person other than a corporation, at least a majority of any class of capital stock (however designated) entitled to vote in the election of the governing body, partners, managers or others that will control the management of such Person. Except as set forth on Schedule 4.3, there are no corporations, partnerships, joint ventures, associations or other entities in which the Company owns, of record or beneficially, any other direct or indirect equity or other interest or right (contingent or otherwise) to acquire any of the same. The Company is not a member of any partnership nor is the Company a participant in any joint venture or similar arrangement.
     Section 4.4. No Conflict; Consents.
          (a) Subject to the adoption and approval of this Agreement by the Members, the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions in accordance with the terms hereof, do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which the Company is a party or by which the Company or any of its assets are bound, except for any such conflicts, violations, defaults and terminations that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with, or result in, any violation of any provision of the Articles of Organization or the Operating Agreement; (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to the Company.
          (b) Except as set forth in Schedule 4.4, no notice to, declaration or filing with, or consent or approval of any federal, state, local or foreign government, any governmental, regulatory or administrative authority, agency, bureau or commission or any court, tribunal or judicial or arbitral body (a “Governmental Authority”) or other third party is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions in accordance with the terms hereof, except for the filing of the Certificate of Merger with the Administrator and appropriate documents with the

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relevant authorities of other states in which the Company duly licensed or qualified to do business.
     Section 4.5. Financial Statements.
          (a) The Company has made available to Parent and MergerCo true and complete copies of the following financial statements, copies of which are attached hereto as Schedule 4.5 (collectively, the “Financial Statements”):
     (i) Reviewed balance sheet of the Company as of December 31, 2007 and the related reviewed statements of operations, members’ equity and cash flows of the Company for the year ended December 31, 2007; and
     (ii) Unreviewed balance sheet of the Company as of June 30, 2008 (the “Base Balance Sheet”) and the related unreviewed statements of operations, members’ equity and cash flows for the fiscal period then ended.
          (b) Subject to the absence of footnotes and year-end adjustments with respect to any unreviewed Financial Statements, the Financial Statements (i) have been prepared in accordance with GAAP consistently applied and (ii) present fairly in all material respects the financial condition, statements of operations, members’ equity and cash flows of the Company as of the dates and for the periods indicated therein.
          (c) Except as set forth on Schedule 4.5(c), the Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are executed and access to assets is permitted only in accordance with management’s general or specific authorization; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, and to maintain asset accountability; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets.
          (d) The Company is not a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company’s financial statements.
          (e) Schedule 4.5(e) sets forth an unaudited projected balance sheet of the Company (the “Projected Closing Balance Sheet”) that the Company has delivered to Parent at least five days prior to the date of this Agreement. The Projected Closing

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Balance Sheet was prepared using categories, principles and policies consistent with those contained in the Base Balance Sheet and represents the Company’s reasonable good faith estimate of the Closing Balance Sheet, setting forth the estimated Closing Net Working Capital and Estimated Net Working Capital Adjustment Amount, if any, as of the close of business on the day immediately prior to the Closing Date.
     Section 4.6. Absence of Certain Changes. Except as set forth on Schedule 4.6, from the date of the Base Balance Sheet to the date of this Agreement, the Company has operated only in the ordinary course of business consistent with past practices and there has not been (a) any change in the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company, except such changes that have not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, equity interests or property) in respect of, any of the Company’s equity interests or any purchase, redemption or other acquisition of any of the Company’s equity interests or any other securities of the Company or any options, warrants, calls or rights to acquire any such equity interests or other securities, (c) any split, combination or reclassification of any of the Company’s equity interests or any issuance or the authorization of any other securities in respect of, in lieu of or in substitution for equity interests or other securities of the Company, (d) any granting by the Company of (i) any loan or increase in compensation, perquisites or benefits or any bonus or award or (ii) any payment by the Company of any bonus, in each case to any current or former member of the Company Board, officer, employee, contractor or consultant of the Company, (e) any granting by the Company to any current or former member of the Company Board, officer, employee, contractor or consultant of the Company of any increase in severance, termination, change in control or similar compensation or benefits, (f) any entry by the Company into any amendment of or modification to or agreement to amend or modify (or announcement of an intention to amend or modify) or termination of (i) any employment, deferred compensation, severance, change in control, termination, employee benefit, loan, indemnification, retention, equity repurchase, equity option, consulting or similar agreement, commitment or obligation between the Company, on the one hand, and any current or former member of the Company Board or any current or former officer, employee, contractor or consultant of the Company, on the other hand, (ii) any agreement between the Company, on the one hand, and any current or former member of the Company Board or any current or former officer, employee, contractor or consultant of the Company, on the other hand, the benefits of which are contingent, or the terms of which are altered, upon the occurrence of transactions involving the Company of the nature contemplated by this Agreement or (iii) any trust or insurance contract or other agreement to fund or otherwise secure payment of any compensation or benefit to be provided to any current or former member of the Company Board or any current or former officer, employee, contractor or consultant of the Company, (g) any amendment to or modification of or agreement to amend or modify (or announcement of an intention to amend or modify) the Equity Plan, (h) any other granting by the Company of any awards or rights under the Equity Plan, (i) any damage, destruction or loss, whether or not covered by insurance, that individually or in the aggregate could reasonably be expected to have a Company Material Adverse Effect, (j) any change in financial or tax accounting methods, principles or practices by the Company, except insofar as may have been required by a change in GAAP or applicable Law, (k) any tax election that individually or in the aggregate could reasonably be expected to have a Company Material Adverse Effect or any tax attributes of the Company or any settlement or compromise of any

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income tax liability, (viii) any revaluation by the Company of any of its respective assets or (l) any licensing or other agreement with regard to the acquisition or disposition of any Company Intellectual Property Assets or rights thereto.
     Section 4.7. Litigation. Except as set forth on Schedule 4.7, as of the date of this Agreement, there is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the Company’s knowledge, threatened in writing, against the Company. As of the date of this Agreement, the Company is not subject to any outstanding writ, order, judgment, injunction or decree of any Governmental Authority.
     Section 4.8. Taxes.
          (a) The Company has filed on a timely basis all Tax Returns required to be filed by it on or before the date hereof. Except as set forth on Schedule 4.8, the Company has paid all Taxes owed (whether or not shown, or required to be shown, on Tax Returns) on or before the date hereof. The Company has withheld and paid all Taxes required to have been withheld and paid. All Tax Returns filed by the Company were complete and correct in all material respects, and such Tax Returns correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities, status and other matters of the Company and any other information required to be shown thereon. The Company has not participated, within the meaning of Treasury Regulation Section 1.6011-4(b), in (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder. The Company has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign Tax law). There are no Liens for Taxes upon any of the Company’s assets, other than Liens for ad valorem Taxes not yet due and payable, and there is no reasonable basis for the imposition of any such Liens.
          (b) Except as set forth in Schedule 4.8, none of the Tax Returns filed by the Company or Taxes payable by the Company have been the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Governmental Authority, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or expected by the Company or any member, officer or employee responsible for Tax matters thereof.
          (c) The Company is not currently the beneficiary of any extension of time within which to file any Tax Return, and the Company has not waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (d) The Company has been taxed as a partnership for U.S. federal income tax purposes for all periods since the time of its formation, and the Company has never been a “publicly traded partnership” within the meaning of Section 7704 of the

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Code. Except for the Phantom Equity Units, no membership or other equity interest in the Company is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code. Except for any payments to be made with respect to the Phantom Equity Units, no portion of the Merger Consideration is subject to the Tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of law.
          (e) Except as set forth on Schedule 4.8, the Company is not a party to or member of any joint venture, partnership, limited liability company or other arrangement or contract which could be treated as a partnership for Tax purposes. The Company does not own an interest in real property. The Company has not made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax law) by reason of a change in accounting method or otherwise, and will not be required to make such an adjustment as a result of the transactions contemplated by this Agreement. The Company does not own, directly or indirectly, any interests in an entity that is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “controlled foreign corporation” within the meaning of Section 957 of the Code.
          (f) The Company is not a party to any Tax sharing agreement or similar arrangement (including, but not limited to, an indemnification agreement or arrangement with respect to Taxes). The Company has no liability for the Taxes of any other Person as a transferee or successor, or by contract, or otherwise.
          (g) The unpaid Taxes of the Company did not, as of the Balance Sheet Date, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the reasonable past custom and practices of the Company in filing Tax Returns. The Company will not incur any liability for Taxes from the Balance Sheet Date through the Closing Date other than in the ordinary course of business and consistent with reasonable past practices.
          (h) Schedule 4.8 hereto contains a list of all jurisdictions (whether foreign or domestic) to which any Tax is properly payable by the Company. No claim has ever been made by a Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction. The Company does not have, nor has it ever had, a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign law and any applicable Tax treaty or convention between the United States and such foreign country.
          (i) Schedule 4.8 hereto lists all Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2004. The Company has delivered or made available to Parent correct and complete copies of all income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since December 31, 2004.

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          (j) Since the Balance Sheet Date, except as reflected in Schedule 4.8, there has not been any change in any method of Tax accounting or any making of a Tax election or change of an existing election by the Company.
          (k) Since the date of the Base Balance Sheet, the Company has not amended any Tax Return or changed or modified any method of reporting income, deductions or other items for Tax purposes.
     Section 4.9. Employee Benefit Plans.
          (a) Schedule 4.9(a) sets forth a list of every employee benefit plan, within the meaning of Section 3(3) of ERISA, program and arrangement currently maintained, sponsored or contributed to by the Company or any ERISA Affiliate for the benefit of any current or former employee, consultant or officer of the Company or any current or former member of the Company Board (the “Benefit Plans”). Except as set forth on Schedule 4.9(a), (i) each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and nothing has occurred since the date of such letter that would cause any such plan to no longer be so qualified, (ii) each Benefit Plan has been administered in all material respects in accordance with its terms, ERISA and the Code, (iii) no Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code or is a “multiemployer plan,” as defined in Section 3(37) of ERISA, (iv) no Benefit Plan provides for post-employment life or health insurance benefits for any participant or any beneficiary of a participant, except as may be required by part 6 of Subtitle B of Title 1 of ERISA and (v) no “prohibited transaction” as defined in Section 406 of ERISA has occurred.
          (b) Neither the Company nor any ERISA Affiliate has engaged in any transaction within the meaning of Section 4069 of ERISA.
          (c) No litigation, governmental investigation or other formal proceedings (other than routine claims for benefits) is pending or, to the knowledge of the Company, threatened, in each case against the Benefit Plans.
          (d) With respect to each Benefit Plan, the Company has made available to Parent and MergerCo (if applicable to such Benefit Plan): (i) all material documents embodying or governing such Benefit Plan, and any funding medium for the Benefit Plan (including, without limitation, trust agreements); (ii) the most recent IRS determination or opinion letter with respect to such Benefit Plan under Code Section 401(a); (iii) the most recently filed IRS Forms 5500; (iv) the summary plan description for such Benefit Plan (or other descriptions of such Benefit Plan provided to employees); (v) any insurance policy related to such Benefit Plan and (vi) all correspondence to or from any governmental agency within the last six years.
          (e) Except as disclosed in Schedule 4.9(e), no amount required to be paid or payable to or with respect to any employee or other service provider of the Company in connection with the transactions contemplated hereby (either solely as a

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result thereof or as a result of such transactions in conjunction with any other event) could be a non-deductible “excess parachute payment” within the meaning of Section 280G of the Code.
          (f) Each asset held under each Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.
          (g) All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable law) with respect to all Benefit Plans for all periods prior to the Closing Date, either have been made or have been accrued.
          (h) Each Benefit Plan may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals and no employee communications or provision of any Benefit Plan document has failed to effectively reserve the right of the Company to so amend, terminate or to otherwise modify such Benefit Plan.
          (i) Except as set forth on Schedule 4.9(i), (i) no awards granted under the Equity Plan are subject to Section 409A of the Code; (ii) no Benefit Plan or other contract between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations and IRS guidance thereunder) provides for the deferral of compensation subject to Section 409A and (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Benefit Plan or other contract that will or may result in any payment of deferred compensation subject to Section 409A of the Code. The Company has complied in good faith with the requirements of Section 409A of the Code including the reporting and wage withholding requirements applicable thereto.
     Section 4.10. Real and Personal Property.
          (a) The Company does not own any real property.
          (b) Schedule 4.10(b) sets forth a list of all real property leased by the Company (the “Leased Real Property”). True and complete copies of all leases relating to Leased Real Property identified on Schedule 4.10(b) (the “Leases”) have been made available to Parent and MergerCo. With respect to each Lease listed on Schedule 4.10(b):
          (i) to the Company’s knowledge, the Company has a valid and enforceable leasehold interests to the leasehold estate in the Leased Real Property granted to the Company pursuant to each pertinent Lease, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;

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          (ii) each of said Leases has been duly authorized and executed by the Company and is in full force and effect;
          (iii) to the Company’s knowledge, the Company is not in default under any of said Leases, nor, to the Company’s knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by the Company; and
          (iv) except as set forth on Schedule 4.10(b), the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Lease.
          (c) Except as set forth on Schedule 4.10(c) or as specifically disclosed in the Base Balance Sheet or the footnotes to the reviewed Financial Statements, and except with respect to leased personal property, the Company has good title to all of their tangible personal property and assets shown on the Base Balance Sheet or acquired after the date of the Base Balance Sheet, free and clear of any Encumbrances, except for (i) assets which have been disposed of since the date of the Base Balance Sheet in the ordinary course of business, (ii) Taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty and (iii) Encumbrances of record or imperfections of title which are not, individually or in the aggregate, material in character, amount or extent and which do not materially detract from the value or materially interfere with the present or presently contemplated use of the assets subject thereto or affected thereby.
     Section 4.11. Labor and Employment Matters.
          (a) Schedule 4.11 contains a true and complete list of all employees of, and consultants to, the Company who received compensation from the Company for the fiscal year ended December 31, 2007, or expects to receive compensation from the Company for the fiscal year ending December 31, 2008. In each case such Schedule includes the current job title and aggregate annual expected compensation of each such individual.
          (b) The Company employs 20 full-time employees and 1 part-time employee. The Company is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any amounts required to be reimbursed to such employees.
          (c) The Company is not party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. The Company has not received and, to the Company’s knowledge, there is not pending any charge, demand, petition or representation proceeding seeking to compel, require or demand it to recognize or bargain with any labor union or labor organization.

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          (d) Except as set forth on Schedule 4.11, there are no charges of employment discrimination, wrongful termination, sexual harassment, breaches of express or implied employment arrangements, or unfair labor practices, nor are there any labor strikes, disputes, walkouts, lockouts, slowdowns, stoppages of work, or any other concerted interference with normal operations, pending or, to the knowledge of the Company, threatened against or involving the Company. There are no grievances, complaints or charges that have been filed against the Company or under any dispute resolution procedure (including, but not limited to, any proceedings under any dispute resolution procedure under any collective bargaining agreement) and no claim therefore has been asserted. The Company is in compliance, in all material respects, with all federal and state laws (including, but not limited to the requirements of the Immigration Reform Control Act of 1986) respecting employment and employment practices, terms and conditions of employment and wages and hours. The Company has not received any information indicating that any of its employment policies or practices are currently being audited or investigated by any Governmental Authority. The Company has not at any time implemented any plant closing or mass layoff of employees as those terms are defined in WARN or any similar state or local law or regulation, and no layoffs that would implicate such laws or regulation are currently contemplated.
     Section 4.12. Material Contracts.
          (a) Schedule 4.12 sets forth (with specific reference to the subsection to which it primarily relates) each of the following Contracts to which the Company is a party or bound or to which any of its properties or assets are subject (the “Material Contracts”):
          (i) each Contract made outside the ordinary course of business or inconsistent with past practice;
          (ii) each employment Contract that is (A) of a nature for which the Company has a standard form agreement but that materially deviates (except with respect to salary payable thereunder) from such form agreement (it being understood that description of such employment Contract in Schedule 4.12 sets forth in reasonable detail a description of such deviations) or (B) not terminable at will by the Company both without any penalty and without any obligation of the Company to pay severance or other amounts (other than accrued base salary, accrued bonuses, accrued commissions, accrued vacation pay, accrued floating holidays and legally mandated benefits);
          (iii) (A) each employee collective bargaining agreement or other Contract with any labor union or similar organization, (B) each plan, program or Contract that provides for the payment of bonus, severance, termination or similar type of compensation or benefits related to a corporate transaction involving a change in control of the Company or upon the termination or resignation of any participant and (C) each plan, program or Contract that provides for medical or life insurance benefits

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for former Participants or for current Participants upon their retirement from, or termination of employment with, the Company (other than health coverage continuation provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended);
          (iv) each Contract pursuant to which the Company has agreed not to compete with any person or to engage in any activity or business, or pursuant to which any benefit is required to be given or lost as a result of so competing or engaging;
          (v) each Contract which provides for “exclusivity” or any similar requirement in favor of any person other than the Company, or each Contract under which the Company is restricted in the distribution, licensing, marketing, purchasing, development or manufacturing of its respective products or services;
          (vi) each Contract with (A) any member of the Company, (B) any other affiliate of the Company or (C) any current or, to the knowledge of the Company, former member of the Company Board, officer or employee of any affiliate of the Company (other than employment Contracts referred to in clause (ii) above or Contracts referred to in clause (iii) above);
          (vii) each license granted by the Company pursuant to which the Company has agreed to refrain from granting a license to any other person;
          (viii) each Contract under which the Company has incurred any Indebtedness that is currently owing or given any guarantee;
          (ix) each Contract under which the Company has agreed to indemnify any Person;
          (x) each Contract creating or granting a Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices);
          (xi) each Contract that requires consent, approval or waiver of, or notice to, a Governmental Authority or other third party in the event of or with respect to the Merger or the transactions contemplated by this Agreement, including in order to avoid termination of or loss of a benefit under any such Contract;
          (xii) each Contract providing for future performance by the Company in consideration of amounts previously paid to the Company, or which has resulted or will result in deferred revenue under GAAP;

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          (xiii) each Contract providing for future performance by the Company with less than the standard or usual Company charges to be due for such performance;
          (xiv) each Contract (other than employment Contracts referred to in clause (ii)(A) above) of a nature for which the Company has a standard form agreement but that materially deviates from such standard form agreement;
          (xv) each Contract containing (whether in the Contract itself or by operation of Law) any provisions (A) dealing with a “change of control” or similar event with respect to the Company, (B) prohibiting or imposing any restrictions on the assignment of all or any portion thereof by the Company to any other person (without regard to any exception permitting assignments to affiliates), (C) having the effect of providing that the consummation of any of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement (alone or in combination with any other event) or the execution, delivery or effectiveness of this Agreement (alone or in combination with any other event) will conflict with, result in a violation or breach of, or constitute a default under (with or without notice or lapse of time or both), such Contract or give rise under such Contract to any right of, or result in, a termination, right of first refusal, amendment, revocation, cancellation or acceleration, or loss of benefit, or the creation of any Lien in or upon any of the properties or assets of the Company or of Parent or to any increased, guaranteed, accelerated or additional rights or entitlements of any person or (D) having the effect of providing that the consummation of any of the transactions contemplated by this Agreement (alone or in combination with any other event) or the execution, delivery or effectiveness of this Agreement (alone or in combination with any other event) or will require that a third party be provided with access to source code or that any source code be released from escrow and provided to any third party;
          (xvi) each Contract providing for payments of royalties (other than commercial off the shelf software licensed for a total cost of less than $2,000), franchise fees, commissions, other license fees or other transactional fees to third parties (other than commercial off the shelf software licensed for a total cost of less than $2,000);
          (xvii) each Contract granting a third party any license to Company Intellectual Property Assets that is not limited to the internal use of such third party;
          (xviii) each Contract pursuant to which the Company has been granted any license to Company Intellectual Property Assets;

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          (xix) each Contract granting the other party to such Contract or a third party “most favored nation” or similar status;
          (xx) each Contract that guarantees or warrants that any of the products or services of the Company is fit for any particular purpose or that guarantees a result or commits to performance levels;
          (xxi) each Contract providing for any license or franchise granted by the Company pursuant to which the Company has agreed to provide any third party with access to source code or to provide for source code to be put in escrow or to refrain from granting license or franchise rights to any other person;
          (xxii) each Contract containing any “non-solicitation,” “no hire” or similar provision that restricts the ability of the Company;
          (xxiii) each Contract providing for monetary liquidated damages (but not including other kinds of provisions that provide for limiting the maximum amounts payable or for refunds of amounts in the event of a breach or a termination of a Contract);
          (xxiv) each Contract entered into by the Company in the last five years in connection with the settlement or other resolution of any litigation, action suit, proceeding, claim arbitration or investigation;
          (xxv) each Contract between the Company and any of the 20 largest customers of the Company (determined on the basis of revenues received by the Company in the most recent 12-month period ended prior to the date of this Agreement) (the “Major Customers”);
          (xxvi) each Contract entered into by the Company a substantial purpose of which is providing confidential treatment by the Company of third-party information which, to the knowledge of the Company, contains restrictions on the Company’s use of such third-party information;
          (xxvii) each Contract in writing not containing a waiver of incidental, consequential, punitive, indirect and special damages in favor of the Company (and its assignees) in all circumstances;
          (xxviii) each Contract with any independent contractor of the Company; and
          (xxix) each Contract which (A) has future sums due from, or provides for future performance by, any party thereto and is not terminable by the Company without cost or penalty upon notice of less than 30 days, other than such Contracts entailing past or reasonably expected future amounts less than $50,000 in the aggregate, or (B) is otherwise material to the business of the Company, taken as a whole, as presently conducted or

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as currently proposed by the Company to be conducted without giving effect to the Merger.
Each Material Contract, including any and all supplements and amendments thereto, is in full force and effect and is a valid and binding agreement of the Company and, to the knowledge of the Company, of each other party thereto, enforceable against the Company and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, subject to bankruptcy, insolvency or similar laws affecting applicable creditor’s rights generally and to general principles of equity. Each of the Company has performed or is performing all material obligations required to be performed by it under Contracts and is not (with or without notice or lapse of time or both) in breach or default thereunder, and, to the knowledge of the Company, no other party to any of its Contracts is (with or without notice or lapse of time, or both) in breach or default thereunder. The Company knows of no circumstances that are reasonably likely to occur that could reasonably be expected to have a material adverse effect on the ability of the Company or the applicable subsidiary to perform its obligations under any Material Contract.
          (b) The Company has delivered to Parent complete and correct copies of all Material Contracts, and no Material Contract has been modified, rescinded or terminated after being delivered or made available, as applicable, to Parent. The Company has disclosed to Parent the material terms and status of all proposals that, if accepted, would constitute a Contract with any Major Customer. None of the Major Customers has terminated, failed to renew or requested any amendment to any of its Contracts or any of its existing relationships with the Company.
          (c) Except as set forth on Schedule 4.12(c), each Contract between the Company, on the one hand, and any affiliate of the Company, on the other hand, was entered into in the ordinary course of business, is consistent with past practice and is on an arm’s-length basis.
     Section 4.13. Intellectual Property.
          (a) Schedule 4.13(a) contains a complete and accurate list of all (i) Company Patents, Company Marks and Company Copyrights, (ii) Products, (iii) Licenses In (other than commercial off the shelf software licensed for a total cost of less than $2,000), and (iv) Licenses Out. In the case of any licenses, sublicenses or other agreements disclosed pursuant to the foregoing clauses (iii) or (iv), Schedule 4.13(a) also sets forth whether each such license, sublicense or other agreement is exclusive or non-exclusive.
          (b) Except as set forth on Schedule 4.13(b):
          (i) With respect to the Company Intellectual Property Assets (A) purported to be owned by the Company, the Company exclusively owns such Company Intellectual Property Assets and, without payment to a third party, possesses adequate and enforceable rights to such

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Intellectual Property Assets as necessary for the operation of the Business and (B) licensed to the Company by a third party (other than commercial off the shelf software licensed for a total cost of less than $2,000 per license), such Intellectual Property Assets are the subject of a written license or other written agreement; in the case of the foregoing clauses (A) and (B) above, free and clear of all Liens.
          (ii) all Company Intellectual Property Assets owned by or exclusively licensed to the Company that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications), and, to the knowledge of the Company, all Company Intellectual Property Assets owned by or exclusively licensed to the Company are valid and enforceable;
          (iii) none of the Company Intellectual Property Assets owned by or exclusively licensed to the Company that has been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world is subject to any maintenance fees or taxes or actions falling due within 90 days after the date hereof;
          (iv) no Company Patent has been or is now involved in any interference, reissue, re-examination or opposition proceeding; to the knowledge of the Company, there is no patent or patent application of any third party that potentially interferes with a Company Patent; all products made, used or sold under the Company Patents have been marked with the proper patent notice;
          (v) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its employees alleging that any of the operation of the Business or any activity by the Company, or manufacture, sale, offer for sale, importation, and/or use of any Product, either as currently conducted or as currently planned to be conducted, infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property Assets (“Third Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property Assets of any person or entity or that any of the Company Intellectual Property Assets is invalid or unenforceable;

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          (vi) neither the operation of the Business, nor any activity by the Company, nor manufacture, use, importation, offer for sale and/or sale of any Product, either as currently conducted or as currently planned to be conducted, infringes or violates (or in the past infringed or violated) any Third Party IP Asset or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Asset;
          (vii) the Company does not have any obligation to compensate any person for the use of any Intellectual Property Assets; the Company has not entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property Assets; there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations that: (A) restrict the Company’s rights to use any Intellectual Property Asset(s), (B) restrict the Company’s Business, in order to accommodate a third party’s Intellectual Property Assets, or (C) permit third parties to use any Company Intellectual Property Assets(s);
          (viii) all former and current employees, consultants and contractors of the Company have executed written instruments with the Company that assign to the Company all rights, title and interest in and to any and all (A) inventions, improvements, discoveries, writings and other works of authorship, and information relating to the business of the Company or any of the products or services being researched, developed, manufactured or sold by the Company or that may be used with any such products or services and (B) Intellectual Property Assets relating thereto; in each case where a Company Patent is held by Company by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued;
          (ix) to the knowledge of the Company, (A) there is no, nor has there been any, infringement or violation by any person or entity of any of the Company Intellectual Property Assets or the Company’s rights therein or thereto and (B) there is no, nor has there been any, misappropriation by any person or entity of any of the Company Intellectual Property Assets or the subject matter thereof;
          (x) the Company has taken all reasonable security measures to protect the secrecy, confidentiality and value of all Company Trade Secrets, including, without limitation, requiring each Company employee and consultant and any other person with access to Company Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to Parent and, to the Company’s knowledge, there has not been any breach by any party to such confidentiality agreements;

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          (xi) (A) the Company has not granted, directly or indirectly, any current or contingent rights, licenses or interests in or to the source code of any of the Products, and (B) since the Company developed the source code of each Product, the Company has not provided or disclosed the source code of such Product to any person or entity;
          (xii) each Product performs in accordance with its documented specifications and as the Company has warranted to its customers;
          (xiii) the Products do not contain any “viruses,” “worms,” “time-bombs,” “key-locks,” or any other devices that could reasonably be expected to disrupt or interfere with the operation of the Products or equipment upon which the Products operate, or the integrity of the data, information or signals the Products produce;
          (xiv) (A) none of the Products contain, incorporate, link or call to or otherwise use any software (in source or object code form) licensed from another party under a license commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any library or code licensed under the GNU General Public License, GNU Lesser General Public License, Apache Software License, or any other public source code license arrangement), and (B) the incorporation, linking, calling or other use in or by any such Product of any such software listed on Schedule 4.13(b) does not obligate the Company to disclose, make available, offer or deliver any portion of the source code of any Product or component thereof to any third party other than the software listed on Schedule 4.13(b)(xiv); and
          (xv) following the Effective Time, the Surviving Company will have the same rights and privileges in the Company Intellectual Property Assets as the Company had in the Company Intellectual Property Assets immediately prior to the Effective Time.
     Section 4.14. Environmental Matters. Except as set forth on Schedule 4.14:
          (a) the Company is in material compliance with all Environmental Laws applicable to its operation and use of the Leased Real Property;
          (b) the Company has not generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and, as of the date of this Agreement, there has been no Release or threat of Release of any Hazardous Material by the Company at or on the Leased Real Property that requires reporting, investigation or remediation by the Company pursuant to any Environmental Law;
          (c) the Company has not (i) received notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim under any

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Environmental Law; (iii) been subject to or, to the Company’s knowledge, threatened with, any governmental or citizen enforcement action with respect to any Environmental Law or (iv) received written notice of or otherwise have knowledge of any unsatisfied liability under any Environmental Law; and
          (d) to the Company’s knowledge, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by the Company pursuant to any Environmental Law.
     Section 4.15. No Brokers. Except as set forth in Schedule 4.15, the Company has not entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of the Company, the Surviving Company, Parent or MergerCo to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger.
     Section 4.16. Compliance with Laws. The Company is not in default or violation of any law, statute, ordinance, regulation, rule, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound; it being understood that compliance with Environmental Laws is governed by Sections 4.14 and 4.17 hereof.
     Section 4.17. Licenses and Permits. Schedule 4.17 sets forth a true, complete and correct list of all material licenses, permits, approvals, authorizations, registrations and certifications of any Governmental Authority, which have been issued to the Company and are currently in effect (the “Company Licenses”). Each Company License is valid and in full force and effect. There is no investigation or proceeding pending or, to the knowledge of the Company, threatened in writing that could result in the termination, revocation, suspension or restriction of any Company License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Company License. Except as set forth in Schedule 4.17, none of the Company Licenses shall be affected in any material respect by the consummation of the transactions contemplated hereby.
     Section 4.18. Records.
          (a) Except as set forth on Schedule 4.18, (i) the minutes and other similar records of meetings or consent actions of the Members and the Company Board (and committees thereof) provided or made available by the Company to Parent contain all records of meetings and consent actions taken in lieu thereof by such Members and the Company Board (and committees thereof), and show all corporate actions taken by such Members and such members of the Company Board, and any committees thereof, for the Company and (ii) the share transfer records of the Company provided or otherwise made available to Parent reflect all issuances, transfers of record and redemptions of units of, or other equity interests in, the Company.
          (b) The books, records and accounts of the Company are stated in reasonable detail and are accurate and complete in all material respects and have been

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maintained in accordance with good business practices on a basis consistent with prior years.
     Section 4.19. Affiliated Transactions. Except as set forth on Schedule 4.19, no Member, officer, member of the Company Board, employee or Affiliate of the Company or any entity in which any such Person or individual owns any beneficial equity interest (other than beneficial ownership of less than 5% of the outstanding equity interest in a publicly held entity) has been involved in any business arrangement or relationship with the Company or is a party to any agreement, contract or arrangement with the Company or which pertains to the business of the Company or owns or has any interest in any asset, tangible or intangible, used by the Company.
     Section 4.20. Voting Requirements. The affirmative vote or written consent of 66-2/3% of the Company Membership Units (voting or consenting, as the case may be, together as a single class) is the only approval of the Members necessary to approve, authorize and adopt this Agreement and the transactions contemplated hereby (the “Requisite Member Approval”). Upon receipt of the Requisite Member Approval, all votes, approvals and other actions on the part of the Members necessary to approve, authorize and adopt this Agreement and the transactions contemplated hereby will have been obtained (in each case, in compliance with applicable law, the Articles of Organization and the Operating Agreement).
     Section 4.21. Government Contracts.
          (a) With respect to each Government Contract (i) except as set forth on Schedule 4.21, the Company has complied with all terms and conditions and all applicable Laws; (ii) no written notice has been received by the Company alleging that the Company is in breach or violation of any Law or contractual requirement; (iii) no written notice of termination, cure notice or show-cause notice has been received by the Company; (iv) except as set forth on Schedule 4.21, the Company has submitted all required labor rate proposals, as well as all required final indirect rate submissions, to the Defense Contract Audit Agency Administrative Contracting Officer, or other appropriate Government Authority, as applicable, in accordance with applicable federal regulations, and all such information submitted by the Company or, to the Company’s knowledge, the Company’s subcontractors in support of the negotiation of such Government Contract, or modification thereto, or in support of requests for payments thereunder, was, as of the date of price agreement or payment submission, current, accurate and complete and there are no outstanding or unresolved matters with respect thereto; (v) no cost incurred by the Company pertaining to such Government Contract (A) has been formally questioned or challenged, (B) is, to the Company’s knowledge, the subject of any investigation or (C) has been disallowed by the U.S. federal government; (vi) the Company has not been the subject of a formal audit by the Department of Defense or any of its agencies, including the Defense Contract Audit Agency, with respect to any Government Contract nor, to the Company’s knowledge, has any such formal audit been threatened against the Company with respect to any Government Contract, other than routine inquiries, audits and reconciliations that were resolved without further action; (vii) no money due to the Company pertaining to such Government Contract has been withheld or offset nor has any claim been made to withhold or offset money, and to the

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knowledge of the Company, the Company is entitled to all progress payments received with respect thereto; and (viii) the Company is not a participant in the 8(a) Business Development Program under the Small Business Act (15 U.S.C. §§ 631–657, 657a–657f), nor is any Government Contract a Section 8(a) contract pursuant to the 8(a) Business Development Program of the Small Business Act.
          (b) Neither the Company nor, to the Company’s knowledge, any of the members of the Company Board or its officers or employees is (or has been at any time during the last three years), with respect to the Company: (i) under administrative, civil or criminal investigation, indictment or information by the United States government with respect to any alleged irregularity, misstatement or omission regarding a Government Contract or (ii) suspended or debarred from doing business with the United States government or declared nonresponsible or ineligible for government contracting. Within the past three years, the Company has not made a voluntary disclosure under the Department of Defense Voluntary Disclosure Program to the United States government with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract. To the Company’s knowledge, there are no circumstances that would reasonably warrant Department of Defense suspension or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of the Company. To the Company’s knowledge, within the last three years, no payment has been made by the Company, or by any person on behalf of the Company, in connection with any Government Contract, in violation of applicable procurement laws or regulations or in violation of, or requiring disclosure pursuant to, the Foreign Corrupt Practices Act, as amended.
          (c) To the Company’s knowledge, neither the United States government nor any prime contractor, subcontractor or vendor has asserted in writing any claim or initiated any dispute proceeding against the Company relating to Government Contracts, nor has the Company asserted any claim or initiated any dispute proceeding directly or indirectly against any such party concerning any Government Contract.
     Section 4.22. Title to Properties.
          (a) The Company has good and marketable title to, or valid leasehold interests in, all of its properties and assets, free and clear of Liens, except for such nonmaterial properties and assets as are no longer used or useful in the conduct of its business and except for minor defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate could not reasonably be expected to materially affect the ability of the Company to continue to use such property or assets in the conduct of the business currently conducted thereat.
          (b) The Company has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect, except for such instances of noncompliance or failures to be in full force and effect as could not reasonably be expected to materially

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affect the ability of the Company to obtain the benefit of such leases. The Company enjoys peaceful and undisturbed possession under all such material leases.
     Section 4.23. Insurance. Schedule 4.23 sets forth a complete and correct list and description, including annual premiums and deductibles, of all policies of fire, liability, product liability, workmen’s compensation, health and other forms of insurance presently in effect with respect to the Company’s business, complete and correct copies of which have been delivered to Parent. All such policies are valid, outstanding and enforceable policies (subject to bankruptcy, insolvency, or similar laws affecting applicable creditors’ rights generally and to general principles of equity) and provide insurance coverage for the properties, assets and operations of the Company, of the kinds, in the amounts and against the risks required to comply with applicable Law. Such policies are sufficient to protect the properties, assets, operations and business of the Company against the risks of the sort normally insured by similar businesses. The Company has not been refused any insurance with respect to any aspect of the operations of its business, nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance. No notice of cancellation or termination has been received with respect to any such policy. The activities and operations of the Company have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.
          Section 4.24. Change of Control Payments. Schedule 4.24 sets forth each plan, agreement or arrangement pursuant to which any amounts may become payable (whether currently or in the future or in connection with a termination of employment or cessation of a service relationship) to current or former officers or employees of or consultants to the Company or any current or former members of the Company Board as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement as well as the amounts payable under each such plan, agreement or arrangement.
          Section 4.25. Significant Customers and Suppliers. Schedule 4.25 identifies each customer that for the fiscal year ended December 31, 2006 and for the year ended December 31, 2007 represented at least 10% of total revenues of the Company for such year or period, as applicable, and each supplier of the Company and in the case of each such customer, indicates the amount of earned revenue recognized in accordance with GAAP by the Company from such customer for such year or period, as applicable. Except as indicated in Schedule 4.25, no customer or supplier which represented at least 10% of total revenues of the Company during the period covered by the Financial Statements or which has been significant to the Company thereafter, has, to the Company’s knowledge, terminated or materially reduced or threatened to terminate or materially reduce its purchases from or provision of products or services to the Company.
          Section 4.26. Bank Accounts. Schedule 4.26 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company or any subsidiary of the Company maintains safe deposit boxes or accounts of any nature, the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto and the numbers of all such safe deposit boxes or accounts.

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          Section 4.27. Restrictions on Business Activities. Except as set forth on Schedule 4.27, there is no agreement (non-competition or otherwise), commitment, judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company which has had or could be reasonably expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company or the conduct of business by the Company, or otherwise limiting the freedom of the Company to engage in any line of business or to compete with any Person. Without limiting the foregoing and except as set forth on Schedule 4.27, the Company has not (a) entered into any agreement under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing its technology or products or from providing services to customers, potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or (b) granted any Person exclusive rights to sell, license, manufacture or otherwise distribute any of its technology or products in any geographic area or with respect to any customers or potential customers or any class of customers during any period of time or in any segment of the market.
          Section 4.28. Disclosure; Information Supplied. The Company has not failed to disclose to Parent in writing any fact that could reasonably be expected to adversely affect in any material respect the Company or its businesses, properties, assets, liabilities, earnings, capitalization, members’ equity, operations, condition (financial or otherwise), licenses, franchises or prospects. No representation or warranty contained in this Agreement, and no statement contained in any document, certificate or schedule furnished or to be furnished to Parent or any of its representatives pursuant to this Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements herein or therein, in light of the circumstances under which it was or will be made, not misleading or necessary in order to fully and fairly provide the information required to be provided in any such document, certificate or schedule. The projections delivered to Parent by or on behalf of the Company were prepared in good faith based upon assumptions that were reasonable at the time made.
ARTICLE V — REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGERCO
     Parent and MergerCo hereby, jointly and severally, make to the Company the representations and warranties contained in this Article V.
     Section 5.1. Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and MergerCo is a limited liability company duly organized, validly existing and in good standing under the laws of the State of North Carolina, and each has all requisite power and authority to own, operate, lease and encumber its properties and to carry on their respective business as currently conducted.
     Section 5.2. Authorization; Validity of Agreement; Necessary Action. Each of Parent and MergerCo has all requisite power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder. The execution and delivery of this

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Agreement and the performance by Parent and MergerCo of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action by the board of directors of Parent and the board of representatives of MergerCo, and other than the consent of the sole member of MergerCo, no other action on the part of Parent or MergerCo is necessary to authorize the execution and delivery by Parent or MergerCo of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and MergerCo and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and MergerCo, as the case may be, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).
     Section 5.3. No Conflict; Consents.
          (a) The consummation by Parent and MergerCo of the transactions in accordance with the terms of this Agreement do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which Parent or MergerCo is a party or by which Parent or MergerCo or any of their respective assets are bound, except for any such conflicts, defaults, violations, terminations and any waivers if not obtained that would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with, or result in, any violation of any provision of the charter, by-laws or other organizational documents of Parent or the articles of organization, operating agreement or other organizational documents of MergerCo; (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to Parent or MergerCo.
          (b) No notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party is required by or with respect to Parent or MergerCo in connection with the execution and delivery by Parent and MergerCo of this Agreement, and the consummation by Parent and MergerCo of the transactions in accordance with the terms hereof, except for: (i) the filing of the Certificate of Merger with the Administrator and appropriate documents with the relevant authorities of other states in which Parent or MergerCo is duly licensed or qualified to do business; and (iii) such other consents, approvals, notices, or declarations or filings, which if not obtained or made, would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 5.4. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the Merger based upon arrangements made by or on behalf of Parent, MergerCo or either of their Affiliates.

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     Section 5.5. Litigation. There is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the actual knowledge of the senior management of Parent, threatened in writing, against Parent or MergerCo and neither Parent nor MergerCo is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Merger or (b) otherwise prevent or materially delay performance by Parent or MergerCo of any of their material obligations under this Agreement.
     Section 5.6. Formation and Ownership of MergerCo; No Prior Activities.
          (a) MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding membership interests of MergerCo are validly issued, fully paid and non-assessable and are owned, beneficially and of record, by Parent free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, stockholder agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever.
          (b) As of the date hereof and as of the Effective Time, except for (i) obligations or liabilities incurred in connection with its formation or organization and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, MergerCo has not incurred, directly or indirectly, through any of its Affiliates, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
     Section 5.7. Funds. Parent will have sufficient funds to pay (a) the Aggregate Cash Consideration At Closing at the Closing, (b) any other amounts payable by Parent under this Agreement and (c) all fees and expenses of Parent incurred in connection with any of the Acquisition Transactions and to effect the Merger.
ARTICLE VI — CONDUCT OF BUSINESS PENDING THE MERGER
     Section 6.1. Conduct of Business Prior to Closing.
          (a) Except as expressly provided or permitted herein, as set forth in Schedule 6.1 or as consented to in writing by Parent, during the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (such period is referred to as the “Pre-Closing Period”), the Company shall use reasonable best efforts to (a) act and carry on its business in the ordinary course of business consistent with past practice, (b) maintain and preserve its business organization, assets and properties, and (c) continue to perform in all material respects under existing material contracts in effect on the date hereof (for the respective terms provided in such contracts). Without limiting the generality of the foregoing, except as expressly provided or permitted herein or as set forth in Schedule 6.1, during the Pre-Closing Period, the Company shall not, directly or

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indirectly, other than in the ordinary course of business, do any of the following without the prior written consent of Parent:
     (i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its equity interests, (B) split, combine or reclassify any of its equity interests or issue or authorize the issuance of any other equity interests in respect of, in lieu of or in substitution for its equity interests or any of its other securities, or (C) purchase, redeem or otherwise acquire any of its equity interests or any securities or obligations convertible into or exchangeable for any of its equity interests or any other of its securities or any rights, warrants or options to acquire any such equity interests or other securities, except, in the case of this clause (C), for the acquisition of Class B Units from former employees, members of the Company Board and consultants in accordance with agreements providing for the repurchase of units at their original issuance price in connection with any termination of services to the Company;
     (ii) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any equity interests of any class or any other securities or equity equivalents, other than the conversion of the Phantom Equity Units into Class B Units upon the termination of the Equity Plan in connection with this Agreement;
     (iii) make any change to the Articles of Organization or Operating Agreement or change the authorized equity interests of the Company;
     (iv) (A) incur any Indebtedness or guarantee any such indebtedness of another Person, (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (C) make any loans, advances or capital contributions to, or investment in, any other Person, other than the Company, or (D) mortgage, pledge or otherwise encumber any material assets, or create or suffer any material lien thereupon, except, in each case, in the ordinary course of business and consistent with prior practices;
     (v) materially change accounting policies or procedures, except as required by law or by GAAP;
     (vi) increase the rates of direct compensation or bonus compensation payable or to become payable to any officer, employee,

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agent or consultant of the Company, except in accordance with the existing terms of contracts entered into prior to the date of this Agreement or for annual increases of salaries in the ordinary course of business not to exceed $30,000 in the aggregate;
     (vii) make any material acquisition or capital expenditure in excess of $37,500 in the aggregate for the Company, taken as a whole, other than in the ordinary course of business or as provided for in the Company’s annual budget;
     (viii) sell, lease, license, pledge or otherwise dispose of or encumber any material properties or material assets of the Company other than in the ordinary course of business and consistent with prior practices;
     (ix) except to the extent subject to reserves reflected on the Base Balance Sheet or the footnotes to the reviewed Financial Statements in accordance with GAAP, in the ordinary course of business or as specifically provided in this Agreement, enter into, materially modify, materially amend or terminate any Material Contract or agreement to which the Company is party, or knowingly waive, release or assign any material rights or material claims (including any material write-off or other material compromise of any accounts receivable of the Company);
     (x) settle or compromise any litigation or other disputes (whether or not commenced prior to the date of this Agreement) other than settlements or compromises for litigation or other disputes where the amount paid in settlement or compromise does not exceed $37,500 in the aggregate, for all such litigation or other disputes; or
     (xi) enter into any executory agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions.
     Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time.
          (b) Notwithstanding the provisions of Section 6.1(a), the Company shall be permitted to make tax distributions to its Members consistent with the Operating Agreement. In addition, immediately prior to the Closing, the Company may distribute cash balances to its Members, consistent with the Operating Agreement, but only to the extent such distribution will not cause the Closing Net Working Capital to be less than $180,000.
ARTICLE VII — ADDITIONAL AGREEMENTS
     Section 7.1. Members Consent.

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          (a) Immediately following the execution of this Agreement by the Company, the Company shall use its reasonable best efforts to obtain, as promptly as practicable from and after the execution of this Agreement, the Requisite Member Approval, including, without limitation, the approval of the Members, in accordance with applicable law, the Articles of Organization and the Operating Agreement. Subject to the terms of Section 7.5(d), the Company Board shall (i) recommend that the Members approve, authorize and adopt this Agreement and the transactions contemplated hereby in accordance with the provisions of applicable law, the Articles of Organization and the Operating Agreement (the “Company Board Recommendation”) and (ii) include such Company Board Recommendation in any materials, documents or any other information delivered or made available to the Members. Subject to the terms of Section 7.5(d), the Company Board shall not withhold, withdraw, amend or modify in a manner adverse to Parent or MergerCo, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent or MergerCo, the determinations set forth in Section 2.8 or the Company Board Recommendation (a “Company Board Recommendation Change”).
          (b) Immediately following the execution of this Agreement by MergerCo, Parent, as sole member of MergerCo, shall adopt and approve, in accordance with applicable law, this Agreement by written consent as permitted by its articles of organization and operating agreement.
     Section 7.2. Access to Information.
          (a) Without undue disruption of its business, during the Pre-Closing Period, the Company shall, and shall cause each of its officers, employees and agents to, give Parent and MergerCo and their representatives reasonable access upon reasonable notice and during times mutually convenient to Parent and MergerCo, on the one hand, and senior management of the Company, on the other hand, to the facilities, properties, employees, books and records of the Company as from time to time may be reasonably requested.
          (b) Any such investigation by Parent or MergerCo shall not unreasonably interfere with any of the businesses or operations of the Company. Neither Parent nor MergerCo shall, during the Pre-Closing Period, have any contact whatsoever with respect to the Company or with respect to the transactions contemplated by this Agreement with any partner, lender, lessor, vendor, customer, supplier, employee or consultant of the Company, except in consultation with the Company and then only with the express prior approval of the Company, which approval shall not be unreasonably withheld. All requests by Parent or MergerCo for access or information shall be submitted or directed exclusively to an individual or individuals to be designated by the Company.
     Section 7.3. Regulatory and Other Authorizations; Consents.
          (a) The Company, Parent and MergerCo shall use commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary

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for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement.
          (b) The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable law in connection with the transactions contemplated by this Agreement.
          (c) Each of Parent and MergerCo shall use commercially reasonable efforts to assist the Company in obtaining the consents of third parties to complete the transactions contemplated by this Agreement, including (i) providing to such third parties such financial statements and other financial information as such third parties may reasonably request, (ii) agreeing to commercially reasonable adjustments to the terms of the agreements with such third parties; provided that no party hereto shall be required to agree to any material increase in the amount payable or material decrease in the amount owed with respect thereto; and (iii) executing agreements to effect the assumption of such agreements on or before the Closing Date.
     Section 7.4. Public Announcements. The Company shall not make, or cause to be made, any press release, public announcement or other communication to any Person who is not a party in respect of this Agreement or any of the transactions contemplated hereby without prior written consent of Parent, unless otherwise required by Law, and, in any event, the Company shall cooperate with Parent as to the timing and contents of any such press release, public announcement or communication.
     Section 7.5. No Solicitations.
          (a) Except as otherwise provided herein, during the Pre-Closing Period, the Company shall not, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition or similar transaction involving the purchase of the Company, all or substantially all of the Company’s assets, or the Company Membership Units.
          (b) Except as otherwise provided herein, during the Pre-Closing Period, the Company shall not, and the Company will not permit any of the members of the Company Board or any of its officers, employees, advisors, representatives or agents to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company (other than in the ordinary course of business) or any membership interests of the Company other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person or entity, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or

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encourage, any effort or attempt by any other Person or entity to do or seek any of the foregoing.
          (c) The Company shall, and the Company shall cause its representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than Parent and MergerCo) conducted heretofore with respect to any of the foregoing.
          (d) Notwithstanding the foregoing, the Company Board may effect a Company Board Recommendation Change at any time prior to the approval by the Members of this Agreement and the transactions contemplated hereby, if and only if: (i) the Company Board has received a proposal regarding an Acquisition Transaction after the date hereof that constitutes a Superior Proposal, (ii) the Company shall not have breached or violated (or because of actions taken by any members of the Company Board or any of the Company’s officers, employees, advisors, representatives or agents, be deemed, pursuant to the terms of this Section 7.5, to have breached or violated) the terms of this Section 7.5, and (iii) the Company Board reasonably determines in good faith (after consultation with outside legal counsel), that, in light of such Superior Proposal, the Company Board is required to effect a Company Board Recommendation Change in order to comply with its fiduciary or other similar duties to the Members under applicable law.
     Section 7.6. Tax Covenants and Agreements. The parties hereto agree that:
          (a) Certain Tax Matters.
          (i) Parent shall prepare, or cause to be prepared, in consultation with the Members Representative, and file, or cause to be filed, all Tax Returns of the Company, for all Tax periods ending on or before the Closing Date which are filed after the Closing Date. At Parent’s request, the Members Representative shall direct the Escrow Agent to pay to Parent within 15 days after the date on which such Taxes are paid by Parent or the Surviving Company an amount equal to such Taxes to the extent such Taxes are not properly accrued for on the Final Closing Balance Sheet. Parent shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of the Company, for Tax periods which begin on or before the Closing Date and end after the Closing Date. At Parent’s request, the Members Representative shall direct the Escrow Agent to pay to Parent within 15 days after the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes which relates to the portion of such taxable period ending before the Closing Date, to the extent such Taxes are not properly accrued for on the Final Closing Balance Sheet. For purposes of this Section 7.6(a)(i), in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the day next preceding the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the day next preceding the Closing Date

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shall (A) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the day next preceding the Closing Date and the denominator of which is the number of days in the entire taxable period, and (B) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant taxable period ended on the day next preceding the Closing Date.
          (ii) The Company, Parent and MergerCo shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns pursuant to this Section 7.6 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the request of a party) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
          (b) Conduct of the Company. From the date hereof through the Closing Date, the Company shall not (i) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except with the prior written consent of Parent, or (ii) change or modify any method of reporting income, deductions or other items for Tax purposes or amend any Tax Return if such filing would have any impact on the Tax liability of Parent, or any Tax attribute relevant to Parent.
          (c) Certain Taxes. Any transfer, documentary, sales, use, stamp or other similar Taxes and recording and filing fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be borne and paid by the Company. At Parent’s request, the Members Representative shall direct the Escrow Agent to pay to Parent within 15 days after the date on which such Taxes are paid by Parent or the Surviving Company an amount equal to such Taxes to the extent such Taxes are not been properly accrued for on the Final Closing Balance Sheet.
          (d) Clearance Certificates. The Company will, upon request from Parent or the Members, use its best efforts to obtain any certificate or other document from any governmental authority or any other Person that may be necessary to mitigate, reduce or eliminate (i) any obligation of Parent or the Company to withhold Taxes in connection with the transactions contemplated by this Agreement and (ii) any liability of Parent, the Members or the Company for Taxes (determined without regard to provisions of this Agreement assigning responsibility therefor) for which relief is available by reason of the filing of an appropriate certificate or other document. Nothing herein shall

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impose any obligation on the Company to execute a tax election or similar document that would result in adverse tax consequences to the Company or the Members or increase the Tax indemnification liability of the Company or the Members.
          (e) Actions Prior to or on Closing Date. Other than the consummation of the transaction contemplated by this Agreement and other transactions in the ordinary course of business, the Company shall not take any action (or cause any Member to take any action) prior to or on the Closing Date that is reasonably likely to increase the Tax liability of Parent.
          (f) Tax Returns. The Company will promptly provide or make available to Parent copies of all Tax Returns, reports and information statements that are filed after the date of this Agreement and prior to the Closing Date.
          (g) Tax Contests. Notwithstanding any of the foregoing, Parent will have the right to conduct any Tax audit or other Tax contest relating to the Company other than with respect to Taxes applicable to tax periods ending on or before the Closing Date.
          (h) Tax Elections. For the taxable period in which the Closing occurs, the Company will have in effect a valid election under Section 754 of the Code or, if available, will make such an election on the Company’s final partnership tax return, IRS Form 1065, for such year.
     Section 7.7. Books and Records; Insurance. Parent shall, and shall cause the Surviving Company to, until the fifth anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company on the Closing Date and to make the same available for inspection and copying by the Members as of immediately prior to the Effective Time or any of the representatives of such Members at the expense of such Members during the normal business hours of Parent or the Surviving Company, as applicable, upon reasonable request and upon reasonable notice.
     Section 7.8. Simple Retirement Plan. The Company shall take all actions necessary to terminate its Simple Retirement Plan effective as of immediately prior to the Effective Time.
     Section 7.9. Further Action. Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.
ARTICLE VIII — CONDITIONS TO THE MERGER
     Section 8.1. Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment or waiver by consent of the other party, where permissible, at or prior to the Effective Time, of each of the following conditions:

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          (a) Member Approval. This Agreement shall have been adopted and approved by the Members in accordance with the NCLLCA, the Articles of Organization and the Operating Agreement.
          (b) Governmental Consents. All licenses, permits, consents, authorizations, approvals, qualifications and orders of Governmental Authorities set forth in Schedule 4.4 shall have been obtained and shall be in full force and effect.
          (c) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal or (ii) otherwise prohibiting the consummation of the Merger.
     Section 8.2. Additional Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent and MergerCo at or prior to the Effective Time:
          (a) Representations and Warranties of the Company. The representations and warranties of the Company set forth herein shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects at and as of the Closing Date, except, in both instances, to the extent such representations and warranties expressly relate to an earlier date or time (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date), with only such exceptions which, in the aggregate would not reasonably be likely to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company, dated the Closing Date, to the foregoing effect.
          (b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with on or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the foregoing effect.
          (c) Secretary’s Certificate. The Company shall have delivered to Parent a certificate of the Secretary of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Articles of Organization and Operating Agreement, each as in effect from the date of this

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Agreement until the Closing Date and (iii) a copy of the votes of the Company Board and the Members authorizing and approving the applicable matters contemplated hereunder.
          (d) No Company Material Adverse Effect. Since the date of the Agreement, no change, event, circumstance, development or effect has occurred that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
          (e) Escrow Agreement. The Members Representative shall have executed and delivered the Escrow Agreement.
          (f) Resignation of Company Board and Officers. Parent shall have received the resignations of the officers of the Company and the members of the Company Board.
          (g) Pay-off Letters. The Company shall have obtained from each Person who, on or following the date of this Agreement, holds any Indebtedness that is secured by an Encumbrance, a pay-off letter in form and substance reasonably satisfactory to Parent and such other evidence as Parent may reasonably request to the effect that all such Indebtedness of the Company (including without limitation, the Credit Agreements) has been paid in full and all such Encumbrances have been fully and finally released.
          (h) Estimated Working Capital. The Company shall have delivered the Estimated Closing Balance Sheet and the calculation of Estimated Net Working Capital required by Section 3.3(a)(i) in accordance with the terms thereof.
          (i) Certificate of Non-Foreign Status. The Company shall have delivered a certificate of non-foreign status (in a form reasonably satisfactory to Parent) pursuant to Section 1.1445-2(b)(2) of the Treasury Regulations.
          (j) Good Standing Certificates. The Company shall have delivered good standing certificates for the Company from the Administrator and from the Secretary of State in each other jurisdiction in which the properties owned or leased by the Company, or the operation of its business in such jurisdiction, requires the Company to qualify to do business as a foreign corporation, in each case dated as of a date not earlier than two Business Days prior to the Closing.
          (k) Legal Opinion. The Company shall have delivered to Parent an opinion of Wyrick Robbins Yates & Ponton LLP, counsel to the Company, dated as of the Closing Date, in the form attached hereto as Exhibit F.
          (l) Non-Competition Agreements. The Company shall have delivered to Parent non-competition agreements from each of the Unitholders in substantially the form attached hereto as Exhibit G.

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          (m) Employment Offer Letters. The Company shall have delivered to Parent employment offer letters, in substantially the form attached hereto as Exhibit H, executed by each of Frederick Vosburgh and Jeffrey J. E. Bourn.
          (n) Delivery of Agreement. In accordance with Section 9.7 of the Operating Agreement, the Company shall deliver a copy of this Agreement to all Members at least 10 days prior to the Closing Date.
          (o) Third-Party Consents. All consents of third parties set forth in Schedule 4.4 shall have been obtained and shall be in full force and effect.
          (p) Indemnification Agreements. The Company shall have delivered to Parent Indemnification Agreements, in the form attached hereto as Exhibit I, executed by each of the Unitholders and Brett Hobson.
All certificates, opinions, instruments and other documents required to be delivered pursuant to Sections 8.1 and 8.2 shall be reasonably satisfactory in form and substance to Parent.
     Section 8.3. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:
          (a) Representations and Warranties. The representations and warranties of Parent and MergerCo set forth herein shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects at and as of the Closing Date, except, in both instances, to the extent such representations and warranties expressly relate to an earlier date or time (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date), with only such exceptions which, in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent, dated the Closing Date, to the foregoing effect.
          (b) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with on or prior to the Effective Time (including, without limitation funding the Payment Fund pursuant to Section 3.1), and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent, dated as of the Closing Date, to the foregoing effect.
          (c) Escrow Agreement. Parent shall have executed and delivered the Escrow Agreement.

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All certificates, opinions, instruments and other documents required to be delivered pursuant to this Section 8.3 shall be reasonably satisfactory in form and substance to the Company.
ARTICLE IX — SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
INDEMNIFICATION
     Section 9.1. Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the Company contained herein, as the case may be, shall survive the Closing and shall remain in full force and effect until 11:59 pm (Boston time) on December 31, 2009 (the “Indemnification Cut-Off Date”); provided, however, that the representations and warranties of the Company made pursuant to Sections 4.1, 4.2, 4.3, 4.4(b), 4.8, 4.10(c) and 4.22(a) (collectively, the “Specified Representations”) shall survive indefinitely or until the latest date permissible under applicable law. The covenants and agreements of the parties contained in this Agreement shall survive indefinitely or for such shorter period as is explicitly specified therein with respect thereto, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law. Any investigation or other examination that may have been made by any party seeking indemnification under this Agreement on or before the Closing Date shall not limit, diminish or in any way affect the representations and warranties of any other party set forth in this Agreement or any certificate, document or other instrument delivered pursuant to or in connection herewith, and such party may rely on such representations, warranties and covenants irrespective of any information obtained by such party by any investigation, examination or otherwise. Without limiting any remedy that the each Equityholder receiving Merger Consideration in the Merger may have under federal securities laws or other than pursuant to the terms of this Agreement, all representations and warranties made by Parent and MergerCo shall terminate and expire as of the Closing, and any liability of Parent or MergerCo with respect to such representations and warranties shall thereupon cease. Notwithstanding the preceding sentences, any breach of any representation, warranty, covenant or agreement in respect of which indemnification may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnification shall have been given to the party against whom such indemnification may be sought prior to such time.
     Section 9.2. Indemnification by the Equityholders.
          (a) Subject to the other terms and conditions of this Agreement, the Equityholders shall, jointly and severally, indemnify, defend and hold harmless Parent, MergerCo and, effective at the Closing, without duplication, the Surviving Company and their respective officers, directors and members of their boards or representatives (each a “Parent/MergerCo Indemnified Party”) to the extent of any Losses asserted against, imposed upon or incurred or sustained by any of the Parent/MergerCo Indemnified Parties, as the same are incurred, arising out of, relating to, resulting from, or in whole or in part sustained in connection with:
     (i) the breach of any representation or warranty of the Company contained herein or contained in any Schedule to this

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Agreement or any certificate delivered pursuant to this Agreement, other than in respect of the Specified Representations; provided, however, that any Company Material Adverse Effect, materiality or any similar qualifications contained in such representations and warranties shall be disregarded for the purpose of assessing any indemnification obligation under this Section 9.2(a)(i);
     (ii) the breach of any representation or warranty of the Company in respect of the Specified Representations; provided, however, that any Company Material Adverse Effect, materiality or any similar qualifications contained in such representations and warranties shall be disregarded for the purpose of assessing any indemnification obligation under this Section 9.2(a)(ii);
     (iii) any breach of any covenant or agreement of the Company contained herein;
     (iv) Taxes of the Company in respect of any period ending, or any transaction or business occurring, on or before the close of business on the Closing Date which have not been properly accrued for on the Final Closing Balance Sheet;
     (v) any adjustment of any labor rates, in connection with an audit by the Defense Contract Audit Agency, for work or services performed prior to the Closing Date, regardless of whether, when and in what form, such labor rates were submitted to the Defense Contract Audit Agency prior to or after the Closing Date; or
     (vi) any of the Company’s fees, costs and expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement and not included in the calculation of the Estimated Net Working Capital.
          (b) The Parent/MergerCo Indemnified Parties’ indemnification rights pursuant to Section 9.2(a) shall be limited as follows:
     (i) The Parent/MergerCo Indemnified Parties shall not be entitled to any indemnification pursuant to Sections 9.2(a)(i), 9.2(a)(ii) or 9.2(a)(v) until the aggregate dollar amount of all such Losses that would otherwise be indemnifiable equals or exceeds $100,000 (the “Threshold”), at which time the Parent/MergerCo Indemnified Parties shall be entitled to indemnification of all Losses that would otherwise be indemnifiable pursuant to Section 9.2(a)(i), Section 9.2(a)(ii) or 9.2(a)(v) (including all

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Losses incurred prior to exceeding the Threshold), subject to the other limitations and qualifications set forth in this Article IX.
     (ii) The Parent/MergerCo Indemnified Parties shall not be able to seek indemnification pursuant to Sections 9.2(a)(i), for any amount of indemnifiable Losses pursuant to Section 9.2(a)(i) in excess of the Escrow Amount and the right of the Parent/MergerCo Indemnified Parties to recover for any indemnifiable Losses shall be limited solely and exclusively to the Escrow Amount; provided, however, that the foregoing provisions of this Section 9.2(b)(ii) shall not apply to Losses sustained or incurred due to fraud or any willful misconduct or willful concealment by or on behalf of the Company.
     (iii) The Parent/MergerCo Indemnified Parties shall not be able to seek indemnification pursuant to Sections 9.2(a)(ii), 9.2(a)(iii), 9.2(a)(iv) or 9.2(a)(v) for any amount of indemnifiable Losses in excess of the aggregate amount of the Merger Consideration; provided, however, that the foregoing provisions of this Section 9.2(b)(iii) shall not apply to Losses sustained or incurred due to fraud or any willful misconduct or willful concealment by or on behalf of the Company.
     (iv) No indemnification shall be payable to a Parent/MergerCo Indemnified Party with respect to claims asserted by such Parent/MergerCo Indemnified Party pursuant to Section 9.2(a)(i) after the Indemnification Cut-Off Date.
          (c) Promptly after the receipt by any Parent/MergerCo Indemnified Party of notice of any claim or the commencement of any action or proceeding by a third party, as to which such Parent/MergerCo Indemnified Party may request indemnification hereunder, the Parent/MergerCo Indemnified Party will give the Members Representative written notice of such claim or the commencement of such action or proceeding; provided that failure of the Parent/MergerCo Indemnified Party to give notice of any claim or claims shall not release, waive or otherwise affect the obligations under this Agreement with respect thereto except and only to the extent that the Equityholders can demonstrate actual loss or material prejudice as a result of such failure. The Parent/MergerCo Indemnified Party shall have the right to direct, through counsel of its own choosing (with the consent of the Members Representative, which consent shall not be unreasonably withheld), the defense or settlement of any third-party claim or proceeding. The fees and expenses of the Parent/MergerCo Indemnified Party in connection with the defense or settlement of any third-party claim or proceeding shall be Losses for which such Parent/MergerCo Indemnified Party shall be able to seek indemnification pursuant to this Section 9.2. If the Parent/MergerCo Indemnified Party elects to assume the defense of any such third-party claim or proceeding, the Parent/MergerCo Indemnified Party shall consult with the Members Representative for the purpose of allowing the Members Representative to participate in such defense. The

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fees and expenses of the Parent/MergerCo Indemnified Party in connection with the defense or settlement of any third-party claim or proceeding shall be Losses for which such Parent/MergerCo Indemnified Party shall be able to seek indemnification pursuant to this Section 9.2. The Members Representative shall cooperate with the Parent/MergerCo Indemnified Party in the defense or settlement of any third-party claim. If the Parent/MergerCo Indemnified Party elects to direct the defense of any such third-party claim or proceeding, the Members Representative shall not pay, or permit to be paid, any part of such third-party claim unless the Parent/MergerCo Indemnified Party consents in writing to such payment. If the Parent/MergerCo Indemnified Party fails to defend or if, after commencing or undertaking any such defense, the Parent/MergerCo Indemnified Party fails to prosecute or withdraws from such defense, the Members Representative shall have the right to undertake the defense or settlement thereof, at the Equityholders’ expense. If the Members Representative assumes the defense of any such third-party claim or proceeding pursuant to this Section 9.2(d) and proposes to settle such third-party claim or proceeding prior to a final judgment thereon or to forego any appeal with respect thereto, then the Members Representative shall give the Parent/MergerCo Indemnified Party prompt written notice thereof, and the Parent/MergerCo Indemnified Party shall have the right to participate in the settlement or assume or reassume the defense of such third-party claim or proceeding. The Members Representative shall not settle or pay, or permit to be settled or paid, any part of such third-party claim unless the Parent/MergerCo Indemnified Party consents in writing to such settlement or payment.
     Section 9.3. Treatment of Indemnity Payments. All payments made pursuant to this Article IX shall be treated as adjustments to the Merger Consideration for Tax purposes, and such agreed treatment shall govern for purposes of this Agreement.
     Section 9.4. Remedies Exclusive.
          (a) Parent and MergerCo agree that, following the Effective Time, the sole and exclusive remedy for money damages for any matters relating to this Agreement, the Escrow Agreement and any certificate or instrument delivered pursuant hereto shall be the rights to indemnification set forth in this Article IX and those certain Indemnification Agreements to be delivered at the Closing. Notwithstanding anything to the contrary contained in this Agreement, the limitations set forth in this Article IX shall not apply with respect to (i) fraud, intentional misrepresentation or willful breach or misconduct, or (ii) any equitable remedy, including a preliminary or permanent injunction or specific performance.
          (b) Following the Closing, no Equityholder shall have any right of indemnification, contribution or subrogation against the Surviving Corporation with respect to any indemnification made by or on behalf of any Equityholder under Article IX if the Merger is consummated.

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     Section 9.5. Members Representative.
          (a) The Members Representative shall have full power and authority to take all actions under this Agreement and the Escrow Agreement that are to be taken by the Members Representative. The Members Representative shall take any and all actions which it believes are necessary or appropriate under this Agreement and the Escrow Agreement, including, without limitation, executing the Escrow Agreement as Members Representative, giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Members Representative, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein for all out-of-pocket fees and expenses and other obligations of or incurred by the Members Representative in connection with this Agreement and the Escrow Agreement, defending all claims arising pursuant to Section 3.3 (an “NWC Claim”), defending all indemnity claims against the Escrow Amount, the Financial Additional Consideration and the Business Additional Consideration pursuant to Section 9.2 (an “Indemnity Claim”), consenting to, compromising or settling all Indemnity Claims, conducting negotiations with Parent and its agents regarding such claims, dealing with Parent and the Escrow Agent under this Agreement, taking any all other actions specified in or contemplated by this Agreement and the Escrow Agreement, and engaging counsel, accountants or other representatives in connection with the foregoing matters. Without limiting the generality of the foregoing, the Members Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof in its capacity as Members Representative.
          (b) The Company, the Equityholders, Parent and MergerCo each hereby authorizes the Members Representative to:
     (i) Receive all notices or documents given or to be given to Members Representative pursuant hereto or to the Escrow Agreement or in connection herewith or therewith and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement;
     (ii) Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement or the Escrow Agreement and the transactions contemplated hereby or thereby as the Members Representative may in its sole discretion deem appropriate;
     (iii) After the Effective Time, take such action as the Members Representative may in its sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Parent or MergerCo contained in this Agreement or in any document delivered by Parent or MergerCo pursuant hereto; (B) taking such other action as the Members Representative is authorized to take under this Agreement or the

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Escrow Agreement; (C) receiving all documents or certificates and making all determinations, in its capacity as Members Representative, required under this Agreement or the Escrow Agreement; and (D) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement and the Escrow Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to this Article IX and any waiver of any obligation of Parent or the Surviving Company.
          (c) The Members Representative is not an agent of the Equityholders and shall have no duties to the Equityholders or liability to the Equityholders with respect to any action taken, decision made or instruction given by the Members Representative in connection with the Escrow Agreement or this Agreement.
          (d) The Members Representative shall be indemnified for and shall be held harmless against any loss, liability or expense incurred by the Members Representative or any of its Affiliates and any of its respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Members Representative’s conduct as Members Representative, other than losses, liabilities or expenses resulting from the Members Representative’s willful misconduct in connection with its performance under this Agreement and the Escrow Agreement. This indemnification shall survive the termination of this Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be paid directly by the Equityholders. The Members Representative may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Members Representative in accordance with such advice, the Members Representative shall not be liable to the Equityholders or the Escrow Agent or any other person. In no event shall the Members Representative be liable hereunder or in connection herewith for (i) any indirect, punitive, special or consequential damages, or (ii) any amounts other than those that are satisfied out of the Escrow Amount.
          (e) The Members Representative shall have reasonable access to information of and concerning any NWC Claim and/or any Indemnity Claim and which is in the possession, custody or control of Parent or the Surviving Company and the reasonable assistance of Parent’s and the Surviving Company’s officers and employees for purposes of performing the Members Representative duties under this Agreement or the Escrow Agreement and exercising its rights under this Agreement and the Escrow Agreement, including for the purpose of evaluating any Indemnity Claim against the Escrow Amount by Parent and any NWC Claim against the Escrow Amount; provided that the Members Representative shall treat confidentially and not, except in connection with enforcing its rights under this Agreement and the Escrow Agreement, disclose any nonpublic information from or concerning any Indemnity Claim or any NWC Claim to anyone (except to the Members Representative’s attorneys, accountants or other advisers, to Equityholders and on a need-to-know basis to other individuals who agree to keep such information confidential).

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          (f) In the performance of its duties hereunder, the Members Representative shall be entitled to (i) rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Equityholder or any party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.
          (g) A majority in interest of the Equityholders shall have the right at any time during the term of the Escrow Agreement to remove the then-acting Members Representative to appoint a successor Members Representative; provided, however, that neither such removal of the then-acting Members Representative nor such appointment of a successor Members Representative shall be effective until the delivery to the Escrow Agent of executed counterparts of a writing signed by each such Equityholder with respect to such removal and appointment, together with an acknowledgement signed by the successor Members Representative appointed in such writing that he, she or it accepts the responsibility of successor Members Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Members Representative. For all purposes hereunder, a majority in interest of the Equityholders shall be determined on the basis of each Equityholder’s allocation of the Escrow Amount as set forth on the Allocation Schedule. Each successor Members Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Members Representative, and the term “Members Representative” as used herein and in the Escrow Agreement shall be deemed to include any interim or successor Members Representative.
          (h) Subject to Section 9.5(g), the appointment of the Members Representative hereunder is irrevocable and any action taken by the Members Representative pursuant to the authority granted in this Section 9.5 shall be effective and absolutely binding as the action of the Members Representative under this Agreement or the Escrow Agreement.
ARTICLE X — TERMINATION, AMENDMENT AND WAIVER
     Section 10.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Member Approval is obtained:
          (a) by the mutual written consent of Parent (on behalf of itself and MergerCo) and the Company (on behalf of itself and the Members Representative);
          (b) by either of the Company (on behalf of itself and the Members Representative), on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other:
     (i) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their best efforts to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of

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the Merger, and such injunction shall have become final and non-appealable; or
     (ii) if the consummation of the Merger shall not have occurred prior to 5:00 pm (Boston time) on October 31, 2008; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date.
          (c) by the Company (on behalf of itself and the Members Representative),
     (i) if the Company is not then in material breach of any material term of this Agreement, upon written notice to Parent, upon a material breach of any representation, warranty or covenant of Parent or MergerCo contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within 30 days after the giving of written notice thereof by the Company to Parent, such that the conditions set forth in Sections 8.1 and 8.3 cannot be satisfied or cured prior to the date set forth in Section 10.1(b)(ii); or
     (ii) immediately prior to entering into a definitive agreement with respect to a Superior Proposal; provided that (A) the Company has not breached or violated (or because of actions taken by any members of the Company Board or any of the Company’s officers, employees, advisors, representatives or agent, be deemed, pursuant to the terms thereof, to have breached or violated) the terms of Section 7.5, (B) pursuant to Section 7.5(d), the Company Board has effected a Company Board Recommendation Change and authorized the Company to enter into a definitive agreement for a transaction that constitutes a Superior Proposal, (C) immediately prior and as a condition to the termination of this Agreement pursuant to this Section 10.1(c)(ii), the Company pays to Parent a fee equal to $200,000 by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, and (D) immediately following such termination, the Company enters into such definitive agreement;
          (d) by Parent or MergerCo, if neither Parent nor MergerCo is then in material breach of any material term of this Agreement, upon written notice to Company, upon a material breach of any representation, warranty or covenant of the Company contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within 30 days after the giving of written notice thereof by Parent or MergerCo to the Company, such that the conditions set forth in Sections 8.1 and 8.2 cannot be satisfied or cured prior to the date set forth in Section 10.1(b)(ii); or

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          (e) by Parent (on behalf of itself and MergerCo), if prior to 11:59 PM (Boston time) on the date hereof, the Company fails to deliver to Parent written evidence that the Requisite Member Approval has been obtained; provided that if Parent has not terminated this Agreement pursuant to this Section 10.1(e) and the Company delivers such written evidence after the time period provided in this Section 10.1(e), then the termination right in this Section 10.1(e) shall be null and void.
     Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, MergerCo or the Company and their respective directors, members of the Company Board, officers, employees, partners, members or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Section 7.4, this Section 10.2 and Article XI; provided, however, that nothing contained in this Section 10.2 shall relieve any party from breaches of this Agreement on account of fraud or knowing and willful misrepresentation.
     Section 10.3. Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by members of the Company and MergerCo; provided, however, that after the Company obtains the Requisite Member Approval, no amendment shall be made that by law requires further approval by Members without obtaining such approval.
     Section 10.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.
ARTICLE XI — GENERAL PROVISIONS
     Section 11.1. Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing written proof of delivery) or via facsimile (providing written proof of transmission), in each case with a copy via electronic mail to the parties at the following addresses, facsimile numbers or e-mail addresses (or at such other address for a party as specified by like notice):

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(a)	if to the Company, to:

Nekton Research, LLC 4625 Industry Lane Durham, NC 27713 Fax: (919) 405-3994 Attention: Frederick Vosburgh Jeffrey J.E. Bourn
with a copy to (which shall not constitute notice):
Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 Fax: (919) 781-4865 Attention: J. Christopher Lynch, Esq.
(b)	if to Parent, to:
iRobot Corporation 8 Crosby Drive Bedford, MA 01730 Fax: (781) 430-3001 Attention: General Counsel
with copy to:
Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 Fax: (617) 523-1231 Attention: Mark T. Bettencourt, Esq.
(c)	If to MergerCo, to:
Farragut Acquisition, LLC c/o iRobot Corporation 8 Crosby Drive Bedford, MA 01730 Fax: (781) 430-3001 Attention: General Counsel

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with a copy to:
Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 Fax: (617) 523-1231 Attention: Mark T. Bettencourt, Esq.
(d)	If to Members Representative, to:
R. Gordon Caudle 406 N. Buchanan Boulevard Durham, North Carolina 27701 Fax:
with a copy to:
Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 Fax: (919) 781-4865 Attention: J. Christopher Lynch, Esq.
     Section 11.2. Schedules.
          (a) Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by Parent, MergerCo or the Company, as applicable, in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, Parent, MergerCo or the Company, as applicable.
          (b) From time to time prior to the Effective Date, Parent, MergerCo or the Company, as applicable, may amend or supplement the Schedules attached to this Agreement relating to any representation or warranty contained in Article IV, in the case of the Company or Article V, in the case of Parent or MergerCo, with respect to any matter that, if existing or occurring at or prior to the Closing Date, would have been required to be set forth or described on such a Schedule or that is necessary to complete or correct any information in any representation or warranty contained in Articles IV or V, as applicable; provided, that any changes to the Schedules will have no effect for

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purposes of determining whether the closing conditions set forth in Sections 8.2(a) and 8.3(b) have been satisfied and will not preclude any indemnity claim pursuant to Article IX based on any such changes.
     Section 11.3. Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, and any documents executed by the parties simultaneously herewith or pursuant thereto, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.
     Section 11.4. Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.
     Section 11.5. Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.
     Section 11.6. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until (a) the Company Board has approved for purposes of the NCLLCA and any applicable provision of the Articles of Organization or the Operating Agreement, the terms of this Agreement and (b) this Agreement is executed by the parties hereto.
     Section 11.7. Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

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     Section 11.8. Fees and Expenses. Whether or not the Merger is consummated, Parent (on behalf of Parent and MergerCo), on the one hand, and the Company (on behalf of the Company and the Equityholders), on the other hand, shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.
     Section 11.9. Choice of Law/Consent to Jurisdiction. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of North Carolina without regard to its rules of conflict of laws. Each of the Company, Parent and MergerCo hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of North Carolina and of the United States District Court for the Eastern District of North Carolina, Western Division, in each case, located in the City of Raleigh, North Carolina (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of North Carolina, to appoint and maintain an agent in the State of North Carolina as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to clauses (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of North Carolina.
     Section 11.10. Right of Set-Off. Notwithstanding anything in this Agreement to the contrary, Parent shall have a right of set-off against any and all amounts owed by Parent hereunder, including, without limitation, under Sections 3.3, 3.4 and 3.5, with respect to any amounts owed from any of the Equityholders to any of the Parent/MergerCo Indemnified Parties hereunder.
     Section 11.11. Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.
     Section 11.12. Miscellaneous. This Agreement (a) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and assigns and is not intended to confer upon any other Person (except as set forth below) any rights or remedies hereunder and (b) may be executed in two or more counterparts which together shall constitute a single agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the

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terms and provisions hereof in the Chosen Courts, this being in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
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Signature Page to Agreement and Plan of Merger
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:

IROBOT CORPORATION

By:	/s/ Helen Greiner
Name:	Helen Greiner
Title:	Chairman

MERGERCO:

FARRAGUT ACQUISITION, LLC

By: IROBOT CORPORATION, its Manager

By:	/s/ Helen Greiner
Name:	Helen Greiner
Title:	Chairman

COMPANY:

NEKTON RESEARCH, LLC

By:	/s/ Frederick Vosburgh
Name:	Frederick Vosburgh
Title:	Manager

MEMBERS REPRESENTATIVE:

/s/ R. Gordon Caudle

Name: R. Gordon Caudle